2003 ANNUAL REPORT



MASSMUTUAL PARTICIPATION INVESTORS

MassMutual Participation Investors is a closed-end investment company, first offered to the public over a decade ago and is listed on the New York Stock Exchange.

MASSMUTUAL PARTICIPATION INVESTORS
1500 Main Street, Suite 1100
Springfield, MA 01115
(413) 226-1516
www.massmutual.com/mpv

ADVISER
David L. Babson & Company Inc.,
a member of the MassMutual Financial Group
1500 Main Street
Springfield, MA 01115

AUDITOR
Deloitte & Touche LLP
New York, NY 10281

COUNSEL TO THE TRUST
Ropes & Gray LLP
Boston, MA 02110

CUSTODIAN
Citibank, N.A.
New York, NY 10043

TRANSFER AGENT & REGISTRAR
Shareholder Financial Services, Inc.
P.O. Box 173673
Denver, CO 80217
1-800-647-7374

PROXY VOTING POLICIES & PROCEDURES
A copy of MassMutual Participation Investors' Proxy Voting policy and procedures used to determine how to vote proxies relating to portfolio securities is available (1) without charge, upon request, by calling, toll-free, 866-399-1516; (2) on MassMutual Participation Investors' website: www.massmutual.com/mpv; and (3) on the U.S. Securities and Exchange Commission website at http://www.sec.gov.

MPV Listed NYSE

INVESTMENT OBJECTIVE AND POLICY

MassMutual Participation Investors (the "Trust"), a closed-end investment company, was offered to the public in October 1988 and its shares are listed on the New York Stock Exchange. The share price of Participation Investors can be found in the financial section of most newspapers as "MassPrt" or "MassMuPrt" under the New York Stock Exchange listings. The Trust's New York Stock Exchange trading symbol is "MPV".



The investment objective of the Trust is to maximize total return by providing a high level of current income, the potential for growth of income, and capital appreciation. The Trust's principal investments are privately placed, below investment-grade, long-term corporate debt obligations purchased directly from their issuers, which tend to be smaller companies. At least half of these investments normally include equity features such as warrants, conversion rights, or other equity features that provide the Trust with the opportunity to realize capital gains. The Trust will also invest in publicly traded debt securities (including high-yield securities), again with an emphasis on those with equity features, and in convertible preferred stocks and, subject to certain limitations, readily marketable equity securities. In addition, the Trust may temporarily invest in high quality, readily marketable securities.

David L. Babson & Company Inc. manages the Trust on a total return basis. The Trust distributes substantially all of its net income to shareholders each year. Accordingly, the Trust pays dividends to shareholders quarterly in January, May, August, and November. All registered shareholders are automatically enrolled in the Dividend Reinvestment and Cash Purchase Plan unless cash distributions are requested.

In this report you will find a complete listing of the Trust's holdings. We encourage you to read this section carefully for a better understanding of the Trust. We cordially invite all shareholders to attend the MassMutual Participation Investors Annual Meeting of Shareholders, which will be held on April 30, 2004 at 1:00 P.M. in Springfield, Massachusetts.



TO OUR SHAREHOLDERS

As previously announced, Mr. Robert E. Joyal, President of MassMutual Participation Investors (the "Trust") for the past four years, announced his retirement as President of the Trust, effective as of the 2003 Annual Shareholders' Meeting in April.

The Trust's total portfolio rate of return for 2003 was 23.72%, as measured by the change in net asset value, assuming the reinvestment of all dividends and distributions.

Following Mr. Joyal's retirement, the Trust's Board of Trustees elected me to succeed him as President of the Trust. Currently, I lead the Corporate Securities Group at David L. Babson & Company Inc. ("Babson"), the Trust's investment adviser, where I oversee all corporate credit-related investments, including public and private bonds, bank loans, mezzanine and private equity investments, as well as structured credit products. Before joining Babson in 2000, I served for twelve years in the Investment Management Division of Massachusetts Mutual Life Insurance Company, Babson's parent company. I am pleased to share with you the Trust's Annual Report for the year ended December 31, 2003.



LEFT TO RIGHT:

Stuart H. Reese, *Chairman*
Roger W. Crandall, *President*

The Trust continues to employ the investment philosophy that has served it well since its inception: investing in companies which we believe to have a strong business proposition, solid cash flow and experienced, ethical management.



LEFT TO RIGHT:

Charles C. McCobb, Jr.
Vice President and Chief Financial Officer

Stephen L. Kuhn
Vice President and Secretary

Clifford M. Noreen
Vice President

TOTAL ANNUAL PORTFOLIO RETURN (AS OF 12/31 EACH YEAR)*


40%
35%
30%
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
-30%
4.02
3.83
-2.66
26.11
34.64
18.99
14.60
23.03
3.97
24.10
31.04
8.36
10.91
33.77
8.29
4.77
25.89
0.16
8.11
-16.26
9.46
3.41
-11.67
9.77
5.70
-23.51
10.14
23.72
28.34
6.91
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
MassMutual Participation Investors (Based on change in the net asset value with reinvested dividends)
Standard & Poor's Industrial Composite**
Lehman Brothers Intermediate U.S. Credit Index***

* Data for MassMutual Participation Investors represents portfolio returns based on change in the net asset value assuming the reinvestment of all dividends and distributions which differs from the total investment return based on market value due to the difference between the net asset value and the market value of the shares outstanding (see page 12 for total investment return based on market value); past performance is no guarantee of future results.

** Formerly called the Standard & Poor's Industrial Price Index.

*** Formerly called the Lehman Brothers Intermediate Corporate Bond Index.

THE TRUST'S 2003 PORTFOLIO PERFORMANCE



AT LEFT:
Richard C. Morrison
Vice President

The Trust's total portfolio rate of return for 2003 was 23.72%, as measured by the change in net asset value, assuming the reinvestment of all dividends and distributions. The Trust's total net assets were $94,396,591, or $9.84 per share, as of December 31, 2003, compared to $83,586,663, or $8.78 per share, as of December 31, 2002. The Trust's quarterly dividend remained stable this year at 20 cents per share. In addition, the Trust declared a special year-end dividend of 16 cents per share as of December 31, 2003. We are pleased with the Trust's 2003 portfolio performance.

The following table lists the average annual returns of the Trust's portfolio, based on change in net assets, assuming the reinvestment of all dividends and distributions, compared to the average annual returns of selected equity and fixed income market indices for the 1, 3, 5 and 10 years ended December 31, 2003:

	The Trust	Lehman Brothers U.S. Corporate High Yield Index	Lehman Brothers Intermediate U.S. Credit Index*	Standard & Poor's Industrial Composite**	Russell 2000 Index
1 Year	23.72%	28.97%	6.91%	28.34%	47.25%
3 Year	10.58%	10.21%	8.93%	-4.64%	6.27%
5 Year	8.90%	5.23%	7.22%	-1.79%	7.13%
10 Year	12.23%	6.89%	7.19%	10.62%	9.47%

The U.S. economy and investment markets displayed signs of recovery during 2003, assisted by low interest rates and tax cuts. As the uncertainty of war in Iraq gave way to combat operations, equity and credit markets rallied strongly. As a result, many investors left the relative safety of bonds, which helped push yields higher.

* Formerly called the Lehman Brothers Intermediate Corporate Bond Index.

** Formerly called the Standard & Poor's Industrial Price Index.

Concurrent with the improving U.S. economy, corporate credit defaults declined. The speculative-grade issuer-weighted default rate fell from 8.4% in 2002 to 5.2% in 2003, as reported by Moody's Investors Service. The year 2003 witnessed a significant increase in the issuance of high-yield corporate bonds, with 496 new deals coming to market in 2003 compared with 262 in 2002, according to Credit Suisse First Boston. These factors, among others, spurred an overall increase in merger and acquisition activity, especially in the second half of the year,* which helped provide potential private placement investment opportunities for the Trust. Helped by these trends, the Trust was able to dispose of eight private investments in 2003 that contributed $9.3 million in gains to the Trust. Assuming that the U.S. economy and investment markets continue to improve, and all other things being equal, the Trust's investment portfolio should benefit from the foregoing economic trends.

Overall, the Trust closed 11 new private placement transactions during the course of the year: Coeur, Inc., Dwyer Group, Inc., Euro-Pro Corporation, MedAssist, Inc., Neff Motivation, Inc., Royal Baths Manufacturing Company, Synventive Equity LLC, Tomah Holdings, Inc., Trustile Doors, Inc., U S M Holdings Corp., and Weasler Holdings LLC. In addition, the Trust added to existing investments in Evans Consoles, Inc., Olympic Sales, Inc., and Shelter Acquisition, Inc.

* Source: *The Wall Street Journal*, January 2, 2004



LEFT TO RIGHT:

Michael L. Klofas
Vice President

Michael P. Hermsen
Vice President

Richard E. Spencer, II
Vice President

THE OUTLOOK FOR 2004

In 2003, the equity markets closed the year on a positive note for the first time since 1999, giving investors a breath of relief. Does that mean that we can anticipate markets continuing to rise next year? Not necessarily. While economic indicators such as unemployment levels, manufacturing activity and consumer confidence looked promising at year-end, no one can predict the future with any degree of certainty. The Trust continues to employ the investment philosophy that has served it well since its inception: investing in companies which we believe to have a strong business proposition, solid cash flow and experienced, ethical management. This philosophy, combined with Babson's seasoned investment-management team and the Trust's financial position, all contribute to the Trust's being well-positioned for future investment opportunities that meet its investment objectives and policies.

While past performance is not an indicator of future returns, we believe the Trust's investment objectives and historical portfolio rates of return should continue to earn it consideration in a well-diversified investment portfolio. As always, I realize that you have myriad investment selections available to you, and I thank you for your investment in the Trust.

Sincerely,

Roger W. Crandall
President

CAUTIONARY NOTICE: CERTAIN STATEMENTS CONTAINED IN THIS REPORT TO SHAREHOLDERS MAY BE "FORWARD LOOKING" STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION ACT OF 1995. THESE STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE FORECASTED.

TAX INFORMATION

2003 Dividends	Record Date	Net Investment Income	Short-Term Gains	Total Ordinary Income
Regular	5/2/03	0.2000	–	
	7/31/03	0.2000	–	
	10/31/03	0.2000	–	
	12/31/03	0.2000	–	
Special	12/31/03	0.1600	–	
		0.9600	–	$0.96

The Trust did not have distributable net long-term capital gains in 2003.

Annual Dividend	Qualified for Dividend Received Deduction*		Qualified Dividends**		Interest Earned on U.S. Gov't. Obligations	
Amount per Share	Percent	Amount per Share	Percent	Amount per Share	Percent	Amount per Share
$0.96	17.80362%	0.170915	17.7918%	0.170801	0.0000%	0.0000

* NOT AVAILABLE TO INDIVIDUAL SHAREHOLDERS

** QUALIFIED DIVIDENDS ARE REPORTED IN BOX 1B ON IRS FORM 1099-DIV FOR 2003


120°
60°

FINANCIAL REPORT

Consolidated Statement of Assets and Liabilities
DECEMBER 31, 2003

ASSETS:		
Investments		
(See Consolidated Schedule of Investments)		
Corporate restricted securities at fair value		
(Cost - $102,118,896)	$	90,867,681
Corporate public securities at market value		
(Cost - $17,169,154)		14,907,352
Short-term securities at cost plus earned discount which		
approximates market value		7,702,756
		113,477,789
Cash		4,513,701
Interest receivable		1,825,450
Receivable for investments sold		1,907,816
Total assets	$	121,724,756
LIABILITIES:		
Dividend payable	$	3,452,750
Management fee payable		212,717
Note payable		12,000,000
Revolving Credit Agreement		10,500,000
Interest payable		103,618
Accrued expenses		162,166
Accrued taxes payable		896,914
Total liabilities		27,328,165
NET ASSETS:		
Common shares, par value $.01 per share; an unlimited number authorized		95,910
Additional paid-in capital		88,761,711
Retained net realized gain on investments, prior years		19,858,001
Undistributed net investment income		691,877
Undistributed net realized loss on investments		(1,497,891)
Net unrealized depreciation of investments		(13,513,017)
Total net assets	$	94,396,591
Total liabilities and net assets	$	121,724,756
Common shares issued and outstanding		9,590,972
Net asset value per share	$	9.84

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated Statement of Operations

FOR THE YEAR ENDED DECEMBER 31, 2003

INVESTMENT INCOME:	
Interest	$ 9,927,535
Dividends	135,606
Total investment income	10,063,141
EXPENSES:	
Management fees	830,742
Trustees' fees and expenses	97,661
Transfer agent/registrar's expenses	31,000
Interest	873,666
Reports to shareholders	151,000
Audit and legal	197,000
Other	176,558
Total expenses	2,357,627
Net investment income ($0.80 per share)	7,705,514
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS:	
Net realized gain on investments before taxes	2,934,779
Provision for income taxes	(893,914)
Net realized gain on investments	2,040,865
Net change in unrealized depreciation of investments	9,587,627
Net gain on investments	11,628,492
Net increase in net assets resulting from operations	$ 19,334,006

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated Statement of Cash Flows

FOR THE YEAR ENDED DECEMBER 31, 2003

NET INCREASE IN CASH:	
Cash flows from operating activities:	
Interest and dividends received	$ 9,435,015
Interest expense paid	(878,503)
Operating expenses paid	(1,324,808)
Net cash provided by operating activities	7,231,704
Cash flows from investing activities:	
Purchases/Proceeds/Maturities from short-term portfolio securities, net	147,710
Purchases of portfolio securities	(57,171,177)
Proceeds from disposition of portfolio securities	60,700,559
Net cash provided by investing activities	3,677,092
Net cash provided by operating and investing activities	10,908,796
Cash flows from financing activities:	
Increase in receipts for shares issued on reinvestment of dividends	662,855
Cash dividends paid from net investment income	(7,638,394)
Net cash used for financing activities	(6,975,539)
Net increase in cash	3,933,257
Cash – beginning of year	580,444
Cash – end of year	$ 4,513,701
RECONCILIATION OF NET INCREASE IN NET ASSETS TO NET CASH PROVIDED BY OPERATING AND INVESTING ACTIVITIES:	
Net increase in net assets resulting from operations	$ 19,334,006
Increase in investments	(8,266,444)
Decrease in interest receivable	64,280
Increase in receivable for investments sold	(1,271,276)
Increase in management fee payable	24,222
Decrease in interest payable	(4,837)
Increase in accrued expenses	131,931
Increase in accrued taxes payable	896,914
Total adjustments to net assets from operations	(8,425,210)
Net cash provided by operating and investing activities	$ 10,908,796

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated Statements of Changes in Net Assets

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
INCREASE (DECREASE) IN NET ASSETS:		
Operations:		
Net investment income	$ 7,705,514	$ 8,256,816
Net realized gain (loss) on investments	2,040,865	(1,621,036)
Net change in unrealized depreciation of investments	9,587,627	(1,701,975)
Net increase in net assets resulting from operations	19,334,006	4,933,805
Net increase in shares of beneficial interest transactions	662,855	723,915
Dividends to shareholders from:		
Net investment income (2003-$0.96 per share; 2002-$0.86 per share)	(9,186,933)	(8,163,310)
Total increase (decrease) in net assets	10,809,928	(2,505,590)
Net Assets, beginning of year	83,586,663	86,092,253
Net Assets, end of year (including undistributed net investment income in 2003 - $691,877; 2002 - $663,979)	$ 94,396,591	$ 83,586,663

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated Selected Financial Highlights

SELECTED DATA FOR EACH COMMON SHARE OUTSTANDING:

FOR THE YEARS ENDED DECEMBER 31,	2003	2002	2001	2000	1999
Net asset value: Beginning of year	$ 8.78	$ 9.12	$ 9.75	$ 10.40	$ 11.33
Net investment income	0.80	0.87	0.93	1.00	0.97
Net realized and unrealized gain (loss) on investments	1.21	(0.35)	(0.61)	(0.14)	(0.53)
Total from investment operations	2.01	0.52	0.32	0.86	0.44
Dividends from net investment income to common shareholders	(0.96)	(0.86)	(0.96)	(0.96)	(0.96)
Dividends from net realized gain on investments to common shareholders	–	–	–	(0.55)	(0.41)
Change from issuance of shares	0.01	–	0.01	–	–
Total distributions	(0.95)	(0.86)	(0.95)	(1.51)	(1.37)
Net asset value: End of year	$ 9.84	$ 8.78	$ 9.12	$ 9.75	$ 10.40
Per share market value: End of year	$ 11.65	$ 9.40	$ 9.10	$ 10.94	$ 10.25
Total investment return					
Market value	35.50%	12.58%	(8.02)%	22.91%	(2.30)%
Net asset value	23.72%	5.70%	3.41%	8.11%	4.77%
Net assets (in millions):					
End of year	$ 94.40	$ 83.59	$ 86.09	$ 90.95	$ 97.01
Ratio of operating expenses to average net assets	1.65%	1.27%	1.22%	1.28%	1.25%
Ratio of interest expense to average net assets	0.97%	1.08%	1.47%	1.54%	1.38%
Ratio of total expenses to average net assets	2.62%	2.35%	2.69%	2.82%	2.63%
Ratio of net investment income to average net assets	8.55%	9.42%	9.70%	9.20%	8.70%
Portfolio turnover	55.08%	35.32%	21.58%	55.97%	66.17%

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated Schedule of Investments
DECEMBER 31, 2003

Corporate Restricted Securities – 96.26%: (A)	Shares, Units Warrants, Ownership or Principal Amount	Acquisition Date	Cost	Fair Value
Private Placement Investments – 86.12%				
ADORN, INC.				
A manufacturer of wall panels, cabinets, moldings and countertops for houses and recreational vehicles.				
12.5% Subordinated Note due 2010	$ 1,125,000	2/29/00	$ 1,006,309	$ 1,122,105
Warrant, exercisable until 2010, to purchase common stock at $.02 per share (B)	192 shs.	2/29/00	162,931	101,753
			1,169,240	1,223,858
AMERICA'S BODY COMPANY, INC.				
A designer and manufacturer of commercial work vehicles.				
12% Preferred Stock Series C (B)	197 shs.	12/16/03	875,000	875,000
Warrant, exercisable until 2007, to purchase common stock at $.01 per share (B)	40 shs.	*	256,667	–
*11/2/98 and 12/16/03.			1,131,667	875,000
AMES TRUE TEMPER GROUP				
A manufacturer and distributor of non-powered lawn and garden tools and accessories in North America.				
13% Senior Subordinated Note due 2010	$ 1,000,000	1/14/02	997,343	1,055,000
10% Preferred Stock	85 shs.	**	85,286	91,360
Class A Common Stock (B)	1,114 shs.	2/28/02	1,114	1,114
Warrant, exercisable until 2010, to purchase common stock at $.01 per share (B)	2,657 shs.	1/14/02	2,657	27
** 2/28/02 and 11/15/02.			1,086,400	1,147,501
BEACON MEDICAL PRODUCTS, INC.				
A designer, manufacturer and marketer of medical air and gas distribution systems.				
Senior Secured Tranche A Floating Rate Note due 2008	$ 567,289	4/9/02	567,289	564,027
12% Senior Secured Note due 2010	$ 412,112	4/9/02	348,343	423,979
Limited Partnership Interest of Riverside Capital Appreciation Fund IV, L.P. (B)	0.64% int.	4/9/02	87,045	78,340
Warrant, exercisable until 2010, to purchase common stock at $.01 per share (B)	794 shs.	4/9/02	72,856	8
			1,075,533	1,066,354
BETA BRANDS LTD				
A manufacturer of hard candy and chocolate-coated products sold primarily to the Canadian market.				
Secured Floating Rate Note due 2010 (B)	$ 1,733,701	5/2/03	260,055	17,337
Limited Partnership Interest of CM Equity Partners (B)	3.01 % int.	12/22/97	416,708	–
Common Stock (B)	460,000 shs.	5/2/03	460	–
			677,223	17,337

Consolidated Schedule of Investments

DECEMBER 31, 2003

Corporate Restricted Securities: (A) continued	Shares, Units Warrants, Ownership or Principal Amount	Acquisition Date	Cost	Fair Value
BETTER MINERALS & AGGREGATES				
A producer of high grade industrial and specialty silica sands.				
14% Redeemable Preferred Stock (B)	499 shs.	9/30/99	$ 272,912	$ 54,525
Convertible Preferred Stock Series A and B, convertible into common stock at $9.26 per share (B)	62,997 shs.	12/19/96	583,300	-
Common Stock (B)	10,013 shs.	9/30/99	399,505	-
Warrants, exercisable until 2005 and 2010, to purchase common stock at $.01 per share (B)	5,700 shs.	*	64,247	-
*12/19/96 and 9/30/99.			1,319,964	54,525
C & M CONVEYOR, INC.				
A manufacturer and supplier of material handling systems to the corrugated sheet and container industry.				
9.5% Senior Secured Term Note due 2007	$ 704,819	9/13/02	704,819	705,742
11% Senior Subordinated Note due 2010	$ 478,916	9/13/02	449,790	481,005
Common Stock (B)	180,723 shs.	9/13/02	180,723	144,578
Warrant, exercisable until 2010, to purchase common stock at $.01 per share (B)	78,386 shs.	9/13/02	34,428	784
			1,369,760	1,332,109
CAINS FOODS, L.P.				
A producer of mayonnaise and sauce products for both the retail and food service markets.				
8% Junior Subordinated Convertible Note due 2004, convertible into partnership points at $1,388.89 per point	$ 54,054	9/29/95	54,054	56,638
Warrant, exercisable until 2006, to purchase partnership points at $.01 per point (B)	19 pts.	9/29/95	25,130	-
			79,184	56,638
CAPESUCCESS LLC				
A provider of diversified staffing services.				
Preferred Membership Interests (B)	806 uts.	4/29/00	3,598	180
Common Membership Interests (B)	10,421 uts.	4/29/00	46,706	2,332
			50,304	2,512
CAPITAL SPECIALTY PLASTICS, INC.				
A producer of desiccant strips used for packaging pharmaceuticals products.				
Common Stock (B)	55 shs.	**	252	201

**12/30/97 and 5/29/99.

Consolidated Schedule of Investments
DECEMBER 31, 2003

Corporate Restricted Securities: (A) continued	Shares, Units Warrants, Ownership or Principal Amount	Acquisition Date	Cost	Fair Value
COEUR, INC.				
A producer of proprietary, disposable power injection syringes.				
8.75% Senior Secured Term Note due 2010	$ 326,087	4/30/03	$ 326,087	$ 327,736
11.5% Senior Subordinated Note due 2011	$ 242,754	4/30/03	220,597	244,668
Common Stock (B)	72,463 shs.	4/30/03	72,463	65,217
Warrant, exercisable until 2010, to purchase common stock at $.01 per share (B)	50,099 shs.	4/30/03	23,317	501
			642,464	638,122
COINING CORPORATION OF AMERICA LLC				
A manufacturer of close tolerance parts and metal stampings.				
Senior Secured Floating Rate Revolving Credit Facility due 2006	$ 74,074	1/7/02	74,074	71,184
Senior Secured Floating Rate Tranche A Note due 2007	$ 629,630	6/26/01	629,630	596,297
12% Senior Secured Tranche B Note due 2008	$ 370,370	6/26/01	336,298	368,335
Limited Partnership Interest (B)	3.65% int.	6/26/01	185,185	148,148
Warrant, exercisable until 2008, to purchase common stock at $.01 per share (B)	61,163 shs.	6/26/01	45,370	612
			1,270,557	1,184,576
COLIBRI HOLDINGS CORPORATION				
A manufacturer and distributor of wild bird feeders and accessories.				
12.5% Senior Subordinated Note due 2008	$ 843,750	9/22/00	740,539	803,455
28% Preferred Stock	38 shs.	11/2/01	37,500	36,697
Common Stock (B)	756 shs.	9/22/00	281,250	140,625
Warrant, exercisable until 2008, to purchase common stock at $.01 per share (B)	446 shs.	9/22/00	140,625	4
			1,199,914	980,781
CORVEST GROUP, INC.				
A manufacturer and distributor of promotional products.				
12% Senior Subordinated Note due 2007	$ 2,045,455	*	1,961,948	1,840,910
Common Stock (B)	30 shs.	*	51,136	25,569
Limited Partnership Interest (B)	10.23% int.	*	151,286	75,909
Warrant, exercisable until 2007, to purchase common stock at $.01 per share (B)	97 shs.	*	157,343	83,534
*3/5/99 and 3/24/99.			2,321,713	2,025,922
DELSTAR HOLDING CORPORATION				
A manufacturer of plastic netting for a wide variety of industries.				
Convertible Preferred Stock, convertible into common stock at $12.16 per share (B)	1,758 shs.	10/5/01	213,691	216,299

Consolidated Schedule of Investments

DECEMBER 31, 2003

CORPORATE RESTRICTED SECURITIES: (A) CONTINUED	SHARES, UNITS WARRANTS, OWNERSHIP OR PRINCIPAL AMOUNT	ACQUISITION DATE	COST	FAIR VALUE
DEXTER MAGNETICS TECHNOLOGIES, INC.				
A designer, fabricator, assembler and distributor of industrial magnets and subassemblies in North America and Europe.				
12% Senior Subordinated Note due 2006	$ 652,174	7/19/01	$ 582,799	$ 624,279
Common Stock (B)	310 shs.	7/19/01	309,783	216,846
Warrant, exercisable until 2006, to purchase common stock at $.01 per share (B)	157 shs.	7/19/01	132,677	2
			1,025,259	841,127
DHD HEALTHCARE, INC.				
A designer, manufacturer, and distributor of plastic, non-invasive medical devices used for respiratory care.				
Senior Secured Floating Rate Revolving Credit Note due 2007	$ 28,125	8/26/03	28,125	28,125
Senior Secured Floating Rate Tranche A Note due 2008	$ 564,844	2/8/01	564,844	556,142
12% Senior Secured Tranche B Note due 2009	$ 257,812	2/8/01	220,982	249,996
Limited Partnership Interest of Riverside Capital Appreciation Fund III, L.P. (B)	1.56% int.	2/8/01	93,656	134,865
Warrant, exercisable until 2008, to purchase common stock at $.01 per share (B)	530 shs.	2/8/01	46,875	89,018
			954,482	1,058,146
DIRECTED ELECTRONICS, INC.				
A designer and distributor of brand name automotive security systems, audio products and installation accessories.				
12% Senior Subordinated Note due 2007	$ 1,776,307	12/22/99	1,637,362	1,794,071
8% Convertible Class B Subordinated Promissory Note due 2008	$ 51,140	12/22/99	51,090	52,469
Class B Common Stock (B)	13,816 shs.	12/22/99	138,157	386,840
Limited Partnership Interest (B)	4.61% int.	12/22/99	290,602	610,260
Warrant, exercisable until 2007, to purchase common stock at $.01 per share (B)	23,958 shs.	12/22/99	219,078	670,834
			2,336,289	3,514,474
DIVERSCO, INC./DHI HOLDINGS, INC.				
A contract provider of janitorial and equipment maintenance services and temporary production labor to industrial customers.				
Membership Interests of MM/Lincap Diversco Investments Ltd. LLC (B)	13.57% int.	8/27/98	366,495	-
Preferred Stock (B)	1,639 shs.	12/14/01	1,392,067	556,826
Warrants, exercisable until 2011, to purchase common stock of DHI Holdings, Inc. at $.01 per share (B)	6,676 shs.	*	201,655	-
*10/24/96 and 8/28/98.			1,960,217	556,826
DWYER GROUP, INC.				
A franchiser of a variety of home repair services.				
14% Senior Subordinated Note due 2011	$ 984,375	10/30/03	886,716	948,779
Common Stock (B)	1,406 shs.	10/30/03	140,600	126,540
Warrant, exercisable until 2011, to purchase common stock at $.01 per share (B)	1,077 shs.	10/30/03	98,719	11
			1,126,035	1,075,330

Consolidated Schedule of Investments
DECEMBER 31, 2003

Corporate Restricted Securities: (A) continued	Shares, Units Warrants, Ownership or Principal Amount	Acquisition Date	Cost	Fair Value
EAGLE WINDOW & DOOR HOLDING CO.				
A manufacturer of wood and aluminum-clad wood windows and doors.				
12% Senior Subordinated Note due 2010	$ 1,000,000	5/6/02	$ 868,153	$ 1,040,000
Common Stock (B)	125 shs.	5/6/02	125,000	112,500
Warrant, exercisable until 2010, to purchase common stock at $.01 per share (B)	232 shs.	5/6/02	150,000	208,746
			1,143,153	1,361,246
EAST RIVER VENTURES I, L.P.				
An acquirer of controlling or substantial interests in other entities.				
Limited Partnership Interest (B)	0.04% int.	1/1/01	7,490	6,783
ENZYMATIC THERAPY, INC.				
A manufacturer and distributor of branded natural medicines and nutritional supplements.				
13% Senior Subordinated Note due 2005 (B)	$ 843,750	9/17/02	714,590	506,250
Limited Partnership Interest (B)	0.70% int.	3/30/00	281,250	2,812
Warrant, exercisable until 2009, to purchase common stock at $.01 per share (B)	253 shs.	3/30/00	135,000	3
			1,130,840	509,065
EURO-PRO CORPORATION				
A designer, marketer and distributor of floor care, steam cleaning and small kitchen products and appliances.				
13.25% Senior Subordinated Note due 2011	$ 1,125,000	9/9/03	1,106,483	1,145,034
Warrant, exercisable until 2011, to purchase common stock at $.01 per share (B)	23,229 shs.	9/9/03	18,869	232
			1,125,352	1,145,266
EVANS CONSOLES, INC.				
A designer and manufacturer of consoles and control center systems.				
Senior Secured Tranche A Floating Rate Note due 2004	$ 121,500	1/21/03	121,500	121,500
Senior Secured Tranche A Floating Rate Note due 2006 (B)	$ 487,150	3/2/98	487,150	121,788
8.85% Senior Secured Tranche A Note due 2006 (B)	$ 487,150	3/2/98	487,150	121,788
11.75% Senior Secured Tranche B Note due 2006 (B)	$ 350,000	3/2/98	321,449	87,500
Senior Secured Floating Rate Revolving Credit Facility due 2006 (B)	$ 492,121	3/2/98	492,121	123,030
Convertible Preferred Stock, convertible on a one share for one share basis into non voting common stock (B)	146,536 shs.	1/21/03	1	1
Limited Partnership Interest of CM Equity Partners (B)	1.12% int.	2/11/98	63,627	-
			1,972,998	575,607
EXAMINATION MANAGEMENT SERVICES, INC.				
A national full-service evidence provider to the insurance industry and a provider of occupational health testing.				
12% Senior Subordinated Note due 2007	$ 1,116,867	3/16/99	1,067,101	910,593
Limited Partnership Interest (B)	6.96% int.	3/2/99	1,133,133	679,880
Warrant, exercisable until 2007, to purchase common stock at $.01 per share (B)	40,888 shs.	3/16/99	93,072	409
			2,293,306	1,590,882

Consolidated Schedule of Investments
DECEMBER 31, 2003

Corporate Restricted Securities: (A) continued	Shares, Units Warrants, Ownership or Principal Amount	Acquisition Date	Cost	Fair Value
FASTENERS FOR RETAIL, INC.				
A designer and marketer of low-cost fasteners for point of purchase displays and signage in retail environments.				
12.5% Senior Subordinated Note due 2007	$ 1,932,000	12/22/99	$ 1,775,120	$ 1,932,000
Class B Common Stock (B)	318 shs.	12/22/99	318,000	818,510
Warrant, exercisable until 2007, to purchase common stock at $.02 per share (B)	312 shs.	12/22/99	245,034	802,082
			2,338,154	3,552,592
G C-SUN HOLDINGS, L.P.				
A value-added national distributor of maintenance, repair and operating supplies such as fasteners, electrical components and tools.				
12% Senior Subordinated Note due 2008 (B)	$ 920,000	3/2/00	774,285	690,000
Warrant, exercisable until 2008, to purchase common stock at $.01 per share (B)	469 shs.	3/2/00	185,220	–
			959,505	690,000
HAMILTON FUNERAL SERVICES CENTERS, INC.				
A privately held owner and operator of funeral homes in the United States.				
16.5% Senior Subordinated Note due 2007 (B)	$ 2,208,026	*	2,147,182	220,803
Warrant, exercisable until 2007, to purchase common stock at $1 per share (B)	196,421 shs.	*	28,131	–
**1/25/99 and 7/16/99.*			2,175,313	220,803
HIGHGATE CAPITAL LLC				
An acquirer of controlling or substantial interests in manufacturing and marketing entities.				
Series A Preferred Units (B)	0.30% int.	7/21/94	99,577	4,752
HUSSEY SEATING CORPORATION				
A manufacturer of spectator seating products.				
Senior Secured Floating Rate Revolving Note due 2006	$ 287,842	6/12/96	287,842	287,842
Senior Secured Floating Rate Note due 2006	$ 326,250	**	326,250	326,250
12% Senior Subordinated Note due 2006	$ 675,000	3/31/03	675,000	674,558
Warrant, exercisable until 2006, to purchase common stock at $.01 per share (B)	2,860 shs.	***	112,500	420,051
*** 6/12/96 and 8/3/01. *** 6/12/96 and 1/19/00.*			1,401,592	1,708,701
INTEGRATION TECHNOLOGY SYSTEMS, INC.				
A manufacturer of steel protective computer and network systems for the industrial and office environments.				
11% Senior Secured Note due 2007	$ 818,242	6/1/00	775,177	719,557
13% Senior Secured Note due 2007	$ 149,293	2/28/03	149,293	138,411
Common Stock (B)	130 shs.	6/1/00	149,500	74,750
			1,073,970	932,718

Consolidated Schedule of Investments
DECEMBER 31, 2003

Corporate Restricted Securities: (A) continued	Shares, Units Warrants, Ownership or Principal Amount	Acquisition Date	Cost	Fair Value
JASON, INC.				
A diversified manufacturing company serving various industrial markets.				
13% Senior Subordinated Note due 2008	$ 510,187	8/4/00	$ 465,613	$ 482,227
14% Cumulative Redeemable Preferred Stock Series A (B)	153 shs.	8/4/00	153,119	142,804
Limited Partnership Interest of Saw Mill Capital Fund II, L.P. (B)	1.30% int.	8/3/00	469,298	234,663
Warrants, exercisable until 2008 and 2009, to purchase common stock at $.01 per share (B)	26,931 shs.	8/4/00	61,101	269
			1,149,131	859,963
KEEPSAKE QUILTING, INC.				
A seller of quilting fabrics, books, patterns, kits and notions to consumers.				
Senior Secured Floating Rate Revolving Note due 2005	$ 52,418	6/16/00	52,418	52,240
Senior Secured Floating Rate Tranche A Note due 2007	$ 508,457	6/16/00	508,457	502,617
12% Senior Secured Tranche B Note due 2008	$ 314,509	6/16/00	296,633	327,089
Limited Partnership Interest of Riverside XVI Holding Company, L.P. (B)	3.02% int.	6/12/00	190,563	171,504
Warrant, exercisable until 2008, to purchase common stock at $.01 per share (B)	633 shs.	6/12/00	26,209	6
			1,074,280	1,053,456
KENAN-ADVANTAGE TRANSPORT COMPANY				
A transporter of light petroleum, petrochemicals, lubricants and residual fuels.				
12.5% Senior Subordinated Note due 2009	$ 962,170	4/30/01	962,170	956,997
Preferred Stock (B)	163 shs.	4/30/01	163,000	326,000
Warrant, exercisable until 2009, to purchase common stock at $.01 per share (B)	142 shs.	4/30/01	7	1
			1,125,177	1,282,998
LANCASTER LABORATORIES, INC.				
A laboratory testing operation in the United States.				
12% Senior Subordinated Note due 2007	$ 883,929	9/25/00	759,535	901,608
Common Stock (B)	241,071 shs.	9/25/00	241,071	216,964
Warrant, exercisable until 2007, to purchase common stock at $.01 per share (B)	214,668 shs.	9/25/00	184,420	2,147
			1,185,026	1,120,719
LIH INVESTORS, L.P.				
A manufacturer and marketer of a broad line of external accessories for new and used sport utility vehicles, trucks and vans.				
12.5% Senior Subordinated Note due 2006	$ 2,036,000	*	1,812,572	2,036,000
Common Stock (B)	3,057 shs.	*	213,998	106,995
Warrant, exercisable until 2006, to purchase common stock at $.11 per share (B)	8,245 shs.	*	318,838	288,575
*12/23/98 and 1/28/99.			2,345,408	2,431,570

Consolidated Schedule of Investments
DECEMBER 31, 2003

Corporate Restricted Securities: (A) continued	Shares, Units Warrants, Ownership or Principal Amount	Acquisition Date	Cost	Fair Value
MEDASSIST, INC.				
A provider of patient eligibility and accounts receivable management services to hospitals and physician practices.				
12% Senior Subordinated Note due 2011	$ 1,125,000	5/1/03	$ 1,104,542	$ 1,123,901
Warrant, exercisable until 2013, to purchase common stock at $.01 per share (B)	44,054 shs.	5/1/03	21,534	441
			1,126,076	1,124,342
MOSS, INC.				
A manufacturer and distributor of large display and exhibit structures.				
Senior Secured Floating Rate Revolving Note due 2005	$ 38,440	9/21/00	38,440	34,596
Senior Secured Floating Rate Tranche A Note due 2007	$ 634,260	9/21/00	634,260	570,834
12% Senior Secured Tranche B Note due 2008	$ 240,250	9/21/00	223,712	216,225
Limited Partnership Interest of Riverside Capital Appreciation Fund I, L.P. (B)	4.27% int.	*	178,069	89,030
Warrant, exercisable until 2008, to purchase common stock at $100 per share (B)	264 shs.	9/21/00	23,064	3
** 9/20/00 and 5/23/02.*			1,097,545	910,688
MUSTANG VENTURES COMPANY				
A natural gas-gathering and processing operation located in Oklahoma and Texas.				
11.5% Subordinated Note due 2011	$ 300,000	12/11/02	249,459	308,869
8.5% Redeemable Preferred Stock	82,500 shs.	12/11/02	586,634	587,806
Warrant, exercisable until 2012, to purchase common stock at $.01 per share (B)	9,752 shs.	12/11/02	293,050	219,420
			1,129,143	1,116,095
NEFF MOTIVATION, INC.				
A manufacturer and distributor of customized awards and sportswear to schools.				
12.5% Senior Subordinated Note due 2011	$ 562,500	1/31/03	472,342	558,544
Warrant, exercisable until 2011, to purchase common stock at $.01 per share (B)	112 shs.	1/31/03	95,625	1
			567,967	558,545
NPC, INC.				
A manufacturer of flexible connectors and equipment used in the installation of sewers and storm-drain pipelines.				
Senior Secured Floating Rate Revolving Note due 2006	$ 213,872	6/25/99	213,872	208,041
Senior Secured Floating Rate Note due 2006	$ 1,271,186	6/25/99	1,271,157	1,235,084
12% Senior Secured Tranche B Note due 2007	$ 559,322	6/25/99	511,941	557,260
Limited Partnership Interest of Riverside XIII Holding Company L.P. (B)	1.93% int.	6/11/99	169,648	126,536
Warrant, exercisable until 2007, to purchase common stock at $.01 per share (B)	115 shs.	6/25/99	81,356	1
			2,247,974	2,126,922

Consolidated Schedule of Investments
DECEMBER 31, 2003

Corporate Restricted Securities: (A) continued	Shares, Units Warrants, Ownership or Principal Amount	Acquisition Date	Cost	Fair Value
NYLONCRAFT, INC.				
A supplier of engineered plastic components for the automotive industry.				
9% Senior Secured Note due 2009	$ 464,286	1/28/02	$ 464,286	$ 479,907
11.5% Senior Subordinated Note due 2012	$ 857,143	1/28/02	775,189	885,885
Common Stock (B)	178,571 shs.	1/28/02	178,571	186,428
Warrant, exercisable until 2012, to purchase common stock at $.01 per share (B)	138,928 shs.	1/28/02	92,597	143,790
			1,510,643	1,696,010
OLYMPIC SALES, INC.				
A boat retailer in Washington state, Oregon, California and British Columbia.				
12% Senior Subordinated Note due 2006	$ 1,387,000	8/7/98	1,316,107	1,215,846
12% Senior Subordinated Note due 2008	$ 244,154	2/9/00	225,092	199,205
Limited Partnership Interest of Riverside VIII, VIII-A and VIII-B Holding Company, L.P. (B)	808,254 uts.	*	808,254	415,320
Warrants, exercisable until 2007 and 2008, to purchase common stock at $.01 per share (B)	15,166 shs.	**	206,041	152
*8/7/98, 2/23/99, 12/22/99 and 2/25/03. **8/7/98 and 2/29/00.			2,555,494	1,830,523
PACIFIC COAST FEATHER COMPANY				
A manufacturer and marketer of natural fill and synthetic fill bed pillows and comforters.				
15.5% Senior Subordinated Note due 2004	$ 583,333	6/27/97	583,333	583,333
PARADIGM PACKAGING, INC.				
A manufacturer of plastic bottles and closures for the nutritional, pharmaceutical, personal care and food packaging markets.				
12% Senior Subordinated Note due 2008	$ 1,125,000	12/19/00	1,020,320	1,158,750
Membership Interests of MM/Lincap PPI Investments, Inc., LLC (B)	1.28% int.	12/21/00	140,625	140,625
			1,160,945	1,299,375
PGT INDUSTRIES, INC.				
A manufacturer of residential windows and patio doors and a provider of custom patio rooms and porch enclosures.				
12% Senior Subordinated Note due 2009	$ 1,035,000	1/29/01	929,322	1,035,000
Common Stock (B)	61 shs.	1/29/01	61,000	170,800
Warrant, exercisable until 2009, to purchase common stock at $.01 per share (B)	171 shs.	1/29/01	139,327	479,276
			1,129,649	1,685,076
PHARMACEUTICAL BUYERS, INC.				
A group purchasing organization which specializes in arranging and negotiating contracts for the purchase of pharmaceutical goods and medical equipment.				
10.5% Senior Secured Note due 2005	$ 17,277	11/30/95	17,277	18,085
10.5% Senior Secured Convertible Note due 2005, convertible into common stock at $50,000 per share	$ 97,500	11/30/95	97,500	151,934
Common Stock	3 shs.	11/30/95	169,000	239,405
			283,777	409,424

Consolidated Schedule of Investments
DECEMBER 31, 2003

Corporate Restricted Securities: (A) continued	Shares, Units Warrants, Ownership or Principal Amount	Acquisition Date	Cost	Fair Value
P H I HOLDING COMPANY				
A retailer of mid-priced gift items, home and garden décor, accessories and other similar consumer products.				
12.5% Senior Subordinated Note due 2010	$ 1,125,000	10/25/02	$ 977,248	$ 1,170,000
Warrant, exercisable until 2010, to purchase common stock at $.01 per share (B)	186 shs.	10/25/02	157,102	2
			1,134,350	1,170,002
POLYMER TECHNOLOGIES, INC./POLI-TWINE WESTERN, INC.				
A manufacturer of polypropylene twine for the hay bailing marketplace.				
8% Senior Subordinated Note due 2010 (B)	$ 393,750	9/27/02	393,735	137,812
PRECISION DYNAMICS, INC.				
A manufacturer of custom-designed solenoid valves and controls.				
Senior Secured Floating Rate Revolving Credit Facility due 2003	$ 448,250	7/22/96	448,250	448,250
Senior Secured Floating Rate Term Note due 2003	$ 574,575	7/22/96	574,575	574,575
12% Senior Secured Term Note due 2004	$ 244,500	7/22/96	240,870	244,500
8% Preferred Stock (B)	187 shs.	7/22/96	115,982	-
Common Stock (B)	299 shs.	7/22/96	14,489	-
Warrant, exercisable until 2004, to purchase common stock at $.01 per share (B)	162 shs.	7/22/96	49,000	-
			1,443,166	1,267,325
PROCESS CHEMICALS LLC				
A specialty chemical company that manufactures processed chemicals for the fertilizer, asphalt and concrete industries.				
Common Membership Interests	4.932 uts.	*	4	-
*7/31/97 and 1/4/99.				
PROGRESSIVE SOFTWARE HOLDING, INC.				
A designer and manufacturer of point-of-sale monitors and keyboards used by retailers and restaurants.				
Common Stock (B)	364,973 shs.	7/9/02	1,749,998	6,570
PROTEIN GENETICS, INC.				
A producer of bovine artificial insemination products, related breeding and healthcare products and specialty genetics sold to the dairy and beef industries.				
9.8% Redeemable Exchangeable Preferred Stock (B)	332 shs.	8/12/94	33,217	-
Common Stock (B)	867 shs.	**	42,365	-
**11/14/01 and 8/12/94.			75,582	-
PW EAGLE, INC. - O.T.C.				
An extruder of small and medium diameter plastic pipe and tubing in the United States.				
14% Senior Subordinated Note due 2007	$ 1,841,221	9/16/99	1,839,666	1,288,855
Warrant, exercisable until 2007, to purchase common stock at $.01 per share (B)	101,505 shs.	9/16/99	1	222,803
			1,839,667	1,511,658

Consolidated Schedule of Investments
DECEMBER 31, 2003

Corporate Restricted Securities: (A) continued	Shares, Units Warrants, Ownership or Principal Amount	Acquisition Date	Cost	Fair Value
ROYAL BATHS MANUFACTURING COMPANY				
A manufacturer and distributor of acrylic and cultured marble bathroom products.				
12.5% Senior Subordinated Note due 2011	$ 562,500	11/14/03	$ 497,870	$ 560,848
Warrant, exercisable until 2011, to purchase common stock at $.01 per share (B)	74 shs.	11/14/03	65,089	1
			562,959	560,849
SABEX 2002, INC.				
A Canadian specialty pharmaceutical company which manufactures and distributes generic injectable drugs and eye products.				
12% Senior Subordinated Note due 2009	$ 1,125,000	4/19/02	1,063,982	1,170,000
Warrant, exercisable until 2009, to purchase common stock at $.01 per share (B)	27,046 shs.	4/19/02	73,086	130,470
			1,137,068	1,300,470
SAFETY SPEED CUT MANUFACTURING COMPANY, INC.				
A manufacturer of vertical panel saws and routers for the wood working industry.				
Senior Secured Floating Rate Revolving Note due 2006	$ 53,841	5/1/03	53,841	55,164
Senior Secured Floating Rate Tranche A Note due 2007	$ 996,054	6/2/99	996,054	996,054
12% Senior Secured Tranche B Note due 2007	$ 646,089	6/2/99	646,089	646,089
Class B Common Stock (B)	846 shs.	6/2/99	146,456	282,957
			1,842,440	1,980,264
SELIG ACQUISITION CORPORATION				
A manufacturer of container sealing materials for bottles used in consumer products.				
12% Senior Subordinated Note due 2009	$ 1,125,000	6/13/02	1,042,809	1,156,500
Warrant, exercisable until 2009, to purchase common stock at $.01 per share (B)	1,064 shs.	6/13/02	96,365	69,228
			1,139,174	1,225,728
SHELTER ACQUISITION, INC.				
A distributor of roofing supplies and products throughout the Midwest.				
12.5% Senior Subordinated Note due 2008	$ 803,571	8/1/02	707,259	812,811
Common Stock (B)	401,786 shs.	*	401,786	361,607
Warrant, exercisable until 2009, to purchase common stock at $.01 per share (B)	139,470 shs.	8/1/02	114,589	1,395
* 8/1/02 and 1/17/03.			1,223,634	1,175,813
SNYDER INDUSTRIES, INC.				
A manufacturer of proprietary rotationally-molded polyethylene containers.				
12.25% Senior Subordinated Note due 2007	$ 2,250,000	12/6/99	2,074,425	2,272,500
Warrant, exercisable until 2007, to purchase common stock at $.01 per share (B)	369 shs.	12/6/99	306,818	55,566
			2,381,243	2,328,066

Consolidated Schedule of Investments
DECEMBER 31, 2003

Corporate Restricted Securities: (A) continued	Shares, Units Warrants, Ownership or Principal Amount	Acquisition Date	Cost	Fair Value
SPECIALTY FOODS GROUP, INC.				
A manufacturer and distributor of branded meat products.				
Limited Partnership Interest of MHD Holdings LLC (B)	0.76% int.	8/29/00	$ 278,907	$ 195,235
STRATEGIC EQUIPMENT & SUPPLY CORP., INC.				
A provider of kitchen and restaurant design, equipment fabrication and installation services.				
12% Senior Subordinated Note due 2008	$ 2,250,000	1/14/00	2,000,436	2,242,266
Warrant, exercisable until 2008, to purchase common stock at $.01 per share (B)	61,862 shs.	1/14/00	382,501	-
			2,382,937	2,242,266
SYNVENTIVE EQUITY LLC				
A manufacturer of hot runner systems used in the plastic injection molding process.				
12% Senior Subordinated Note due 2007	$ 975,000	8/21/03	932,836	979,935
Limited Partnership Interest (B)	0.32% int.	8/20/03	150,000	135,000
Warrant, exercisable until 2011, to purchase common stock at $.01 per share (B)	42,942 shs.	8/21/03	45,000	459
			1,127,836	1,115,394
THE TRANZONIC COMPANIES				
A producer of commercial and industrial supplies, such as safety products, janitorial supplies, work apparel, washroom and restroom supplies and sanitary care products.				
13% Senior Subordinated Note due 2009	$ 1,356,000	2/5/98	1,230,103	1,356,000
Common Stock (B)	315 shs.	2/4/98	315,000	285,428
Warrant, exercisable until 2006, to purchase common stock at $.01 per share (B)	222 shs.	2/5/98	184,416	201,157
			1,729,519	1,842,585
TIDEWATER HOLDINGS, INC.				
An operator of a barge transportation line on the Columbia/Snake River system.				
17% Preferred Stock (B)	280 shs.	12/23/02	280,000	266,000
Convertible Preferred Stock, convertible into common stock at $1,000 per share (B)	560 shs.	7/25/96	560,000	448,000
Warrant, exercisable until 2008, to purchase common stock at $.01 per share (B)	237 shs.	7/25/96	24,103	189,504
			864,103	903,504
TINNERMAN-PALNUT ENGINEERED COMPONENTS				
A manufacturer of precision-engineered metal and plastic fasteners and assembly components.				
12.75% Senior Subordinated Note due 2008	$ 992,647	12/6/01	762,187	1,002,573
Membership Interests (B)	0.71% int.	12/6/01	362,813	119,118
			1,125,000	1,121,691

Consolidated Schedule of Investments

DECEMBER 31, 2003

Corporate Restricted Securities: (A) continued	Shares, Units Warrants, Ownership or Principal Amount	Acquisition Date	Cost	Fair Value
TOMAH HOLDINGS, INC.				
A producer of specialty chemicals.				
16% Senior Subordinated Note due 2011	$ 750,000	12/8/03	$ 721,872	$ 731,420
16% Preferred Stock Series A (B)	20 shs.	12/8/03	334,393	326,375
Common Stock (B)	2,789 shs.	12/8/03	69,602	62,641
			1,125,867	1,120,436
TRONAIR, INC.				
A designer, engineer and manufacturer of ground support equipment for the business, commuter and commercial aviation markets.				
10.5% Senior Secured Term Note due 2008	$ 1,128,161	1/20/00	1,128,161	1,106,799
12% Senior Subordinated Note due 2010	$ 758,100	1/20/00	717,269	724,661
Common Stock (B)	129,960 shs.	1/20/00	129,960	103,968
Warrant, exercisable until 2010, to purchase common stock at $1 per share (B)	148,912 shs.	1/20/00	56,316	1,489
			2,031,706	1,936,917
TRUSTILE DOORS, INC.				
A manufacturer and distributor of interior doors.				
12.5% Senior Subordinated Note due 2010	$ 562,500	4/11/03	515,256	561,056
Warrant, exercisable until 2010, to purchase common stock at $.01 per share (B)	3,060 shs.	4/11/03	50,625	31
			565,881	561,087
TVI, INC.				
A retailer of used clothing in the United States, Canada and Australia.				
15.971% Senior Subordinated Note due 2008	$ 1,107,549	5/2/00	1,084,736	1,168,899
Common Stock (B)	187,500 shs.	5/2/00	187,500	131,250
			1,272,236	1,300,149
U S M HOLDINGS CORP.				
A provider of facility maintenance services to retail and corporate clients with multiple locations.				
12% Senior Subordinated Note due 2011	$ 947,368	8/6/03	793,778	939,943
Preferred Stock (B)	1,771 shs.	8/6/03	177,086	159,387
Common Stock (B)	546 shs.	8/6/03	546	491
Warrant, exercisable until 2011, to purchase common stock at $.01 per share (B)	502 shs.	8/6/03	157,869	5
			1,129,279	1,099,826
VICTORY VENTURES LLC				
An acquirer of controlling or substantial interests in other entities.				
Series A Preferred Units (B)	0.03% int.	12/2/96	1	2

Consolidated Schedule of Investments

DECEMBER 31, 2003

Corporate Restricted Securities: (A) continued	Shares, Units Warrants, Ownership or Principal Amount	Acquisition Date	Cost	Fair Value
VITEX PACKAGING, INC.				
A manufacturer of specialty packaging, primarily envelopes and tags used on tea bags.				
12% Senior Subordinated Note due 2008	$ 1,082,787	12/18/00	$ 1,017,223	$ 1,095,780
Limited Partnership Interest of Riverside VI Holding Company L.P. (B)	2.73% int.	*	198,563	178,702
Limited Partnership Interest of Riverside Capital Appreciation Fund II L.P. (B)	0.91% int.	12/18/00	42,213	37,992
Warrant, exercisable until 2008, to purchase common stock at $.01 per share (B)	160 shs.	**	123,166	2
**12/30/97 and 9/9/99. **1/2/98 and 12/18/00.*			1,381,165	1,312,476
WASHINGTON INVENTORY SERVICES, INC.				
A provider of physical inventory taking and other related services to retailers.				
12.5% Senior Subordinated Note due 2008	$ 871,878	11/3/00	852,871	868,179
Senior Preferred Stock (B)	2,484 shs.	11/1/00	248,379	234,686
Class B Common Stock (B)	4,743 shs.	11/1/00	4,743	4,269
Warrant, exercisable until 2008, to purchase common stock at $.01 per share (B)	2,107 shs.	11/3/00	26,367	21
			1,132,360	1,107,155
WEASLER HOLDINGS LLC				
A manufacturer of mechanical power transmission components for the agricultural, lawn and turf industries.				
13.25% Senior Subordinated Note due 2010	$ 1,071,428	2/4/03	967,273	1,094,441
Limited Partnership Interest (B)	0.82% int.	2/3/03	53,570	42,856
Warrant, exercisable until 2010, to purchase common stock at $.01 per share (B)	136 shs.	2/4/03	111,086	1
			1,131,929	1,137,298
W E C COMPANY, INC.				
A maker of attachments for prime moving equipment.				
Common Stock (B)	5,567 shs.	12/31/01	750,000	149,994
WICOR AMERICAS, INC.				
A manufacturer of cellulose based insulation products, systems and services for electrical transformer equipment manufacturers.				
20% Senior Subordinated Secured Note due 2009	$ 1,289,023	11/9/01	1,287,178	1,228,633
Total Private Placement Investments			$91,241,890	$81,294,297

Consolidated Schedule of Investments
DECEMBER 31, 2003

Corporate Restricted Securities: (A) continued	Interest Rate	Due Date	Principal Amount	Cost	Fair Value
Rule 144A Securities – 10.14%: (A)					
BONDS – 8.68%					
A E S Corporation	9.000%	05/15/15	$ 175,000	$ 175,000	$ 197,750
Chesapeake Energy Corporation	6.875	01/15/16	250,000	247,442	257,500
Cincinnati Bell, Inc.	8.375	01/15/14	50,000	50,000	53,750
Cuddy International Corporation (B)	10.750	12/01/07	178,141	175,077	17,814
Dex Media West	9.875	08/15/13	100,000	100,000	116,250
Dollar Financial Group	9.750	11/15/11	325,000	325,000	336,375
Dominos, Inc.	8.250	07/01/11	150,000	148,917	160,688
Esterline Technologies	7.750	06/15/13	175,000	175,000	188,125
Gencorp, Inc.	9.500	08/15/13	200,000	200,000	207,500
General Nutrition Center	8.500	12/01/10	425,000	425,000	435,625
Huntsman LLC	11.625	10/15/10	250,000	247,038	255,000
IMAX Corporation	9.625	12/01/10	250,000	250,000	262,813
Intrawest Corporation	7.500	10/15/13	250,000	250,000	260,000
Koppers, Inc.	9.875	10/15/13	250,000	250,000	275,625
M S X International, Inc.	11.000	10/15/07	175,000	173,502	152,250
Majestic Star Casino LLC	9.500	10/15/10	250,000	250,000	256,250
Metaldyne Corporation	10.000	11/01/13	165,000	165,000	166,650
Mortons Restaurant Group	7.500	07/01/10	250,000	214,309	235,000
Nalco Company	7.750	11/15/11	250,000	250,000	267,500
North American Energy Partners	8.750	12/01/11	200,000	200,000	210,000
Pinnacle Food Holding	8.250	12/01/13	225,000	225,000	232,875
Quality Distribution LLC	9.000	11/15/10	75,000	75,000	78,469
Quintiles Transnational Corporation	10.000	10/01/13	250,000	250,000	270,000
Rent-Way, Inc.	11.875	06/15/10	200,000	196,504	223,000
Rhodia SA	8.875	06/01/11	250,000	245,000	230,000
River Rock Entertainment	9.750	11/01/11	150,000	147,977	161,250
Sheridan Acquisition Corporation	10.250	08/15/11	300,000	296,001	318,375
TCW Leveraged Income Trust, L.P. (B)	8.410	03/31/04	1,500,000	1,500,000	314,550
Tekni-Plex, Inc.	8.750	11/15/13	800,000	800,000	834,000
Telex Communications, Inc.	11.500	10/15/08	250,000	250,000	265,625
United Rentals, Inc.	7.750	11/15/13	325,000	325,000	331,906
Von Hoffman Press, Inc.	10.250	03/15/09	175,000	183,100	186,375
Vought Aircraft Industries	8.000	07/15/11	425,000	428,057	434,031
Total Bonds			$ 9,243,141	9,192,924	8,192,921
CONVERTIBLE BONDS – 1.41%					
Advanced Micro Devices, Inc.	4.750%	02/01/22	$ 250,000	$ 198,725	$ 255,000
Centerpoint Energy, Inc.	3.750	05/15/23	175,000	175,000	185,938
Cymer, Inc.	3.500	02/15/09	450,000	450,000	519,187
F E I Company	5.500	08/15/08	60,000	60,000	59,550
Invitrogen Corporation	2.250	12/15/06	225,000	225,000	236,531
Viropharma, Inc.	6.000	03/01/07	110,000	75,350	74,250
Total Convertible Bonds			$ 1,270,000	1,184,075	1,330,456

Consolidated Schedule of Investments
DECEMBER 31, 2003

Corporate Restricted Securities: (A) continued	Shares	Cost	Fair Value
CONVERTIBLE PREFERRED STOCK - 0.05%			
D T Industries, Inc. (B)	10,000	$ 500,000	$ 50,000
Total Convertible Preferred		500,000	50,000
WARRANTS - 0.00%			
Winsloew Furniture, Inc. (B)	700	$ 7	$ 7
Total Warrants		7	7
Total Rule 144A Securities		10,877,006	9,573,384
Total Corporate Restricted Securities		$102,118,896	$90,867,681

Consolidated Schedule of Investments

DECEMBER 31, 2003

Corporate Public Securities – 15.79%: (A)	Interest Rate	Due Date	Principal Amount	Cost	Market Value
BONDS – 10.64%					
A E P Industries, Inc.	9.875%	11/15/07	$ 150,000	$ 142,875	$ 150,750
Activant Solutions, Inc.	10.500	06/15/11	200,000	197,384	215,250
Airplanes Pass Thru Trust (B)	8.150	03/15/19	1,399,350	1,398,113	118,945
American Media Operation, Inc.	8.875	01/15/11	175,000	175,000	189,875
Bausch & Lomb, Inc.	6.950	11/15/07	250,000	261,562	273,125
C S C Holdings, Inc.	7.625	04/01/11	250,000	251,219	263,125
Del Monte Corporation	8.625	12/15/12	200,000	200,000	219,000
Flextronics International Ltd.	6.500	05/15/13	250,000	250,000	258,750
G F S I, Inc.	9.625	03/01/07	250,000	215,922	230,312
Hexcel Corporation	9.750	01/15/09	340,000	340,000	356,150
Host Marriott L.P.	8.375	02/15/06	250,000	260,972	266,563
Lodgenet Entertainment Co.	9.500	06/15/13	375,000	375,000	410,625
Lyondell Chemical Co.	9.500	12/15/08	200,000	190,000	209,000
M G M Mirage, Inc.	6.000	10/01/09	250,000	251,213	256,875
Manitowoc Company, Inc.	7.125	11/01/13	100,000	100,000	103,375
Neff Corporation	10.250	06/01/08	90,000	89,000	61,200
Nextel Communications Corporation	7.375	08/01/15	200,000	196,000	215,000
Northwest Airlines Corporation	8.970	01/02/15	773,027	773,027	528,743
Numatics, Inc.	9.625	04/01/08	375,000	377,087	300,469
Offshore Logistics, Inc.	6.125	06/15/13	350,000	350,000	343,000
Rayovac Corporation	8.500	10/01/13	175,000	175,000	185,500
Rent-A-Center, Inc.	7.500	05/01/10	250,000	250,000	263,750
S P X Corporation	6.250	06/15/11	250,000	250,000	256,875
Service Corp International	6.000	12/15/05	250,000	252,252	255,000
Sports Club Co.	11.375	03/15/06	400,000	388,000	376,000
Steelcase, Inc.	6.375	11/15/06	250,000	256,890	261,435
Tekni-Plex, Inc.	12.750	06/15/10	250,000	246,250	272,500
Tenet Healthcare Corporation	6.375	12/01/11	250,000	241,250	240,000
Tenneco Automotive, Inc.	10.250	07/15/13	250,000	250,000	284,375
Triton P C S, Inc.	8.500	06/01/13	500,000	500,000	537,500
Tyco International Group SA	6.375	10/15/11	150,000	148,500	160,312
United Refining Co.	10.750	06/15/07	595,000	595,000	476,000
United Rentals, Inc.	9.000	04/01/09	150,000	147,000	158,812
Williams Companies, Inc.	8.625	06/01/10	475,000	475,000	533,188
Williams Scotsman, Inc.	9.875	06/01/07	250,000	246,250	253,125
Winsloew Furniture, Inc.	12.750	08/15/07	700,000	684,033	560,000
Total Bonds			$11,572,377	11,499,799	10,044,504

Consolidated Schedule of Investments

DECEMBER 31, 2003

Corporate Public Securities: (A) continued	Interest Rate	Due Date	Shares or Principal Amount	Cost	Market Value
COMMON STOCK – 3.97%					
Aspen Insurance Holdings Ltd. (B)			1,000	$ 22,500	$ 24,810
Central Freight Lines, Inc. (B)			7,500	112,500	133,125
China Life Insurance Co. (B)			900	16,812	29,673
Convera Corporation (B)			21,050	771,152	71,781
D T Industries, Inc. (B)			89,438	584,047	110,009
Distributed Energy Systems			14,000	177,078	40,040
EOS International, Inc. (B)			39,375	438,156	17,325
Franklin Bank Corporation (B)			2,200	31,900	41,800
H C I Direct, Inc. (B)			500	–	–
I T C/Deltacom, Inc. (B)			11,750	227,950	71,193
International Steel Group (B)			17,200	481,600	669,940
Nelnet, Inc. (B)			6,900	144,900	154,560
Orbitz, Inc. (B)			9,100	236,600	211,120
Rent-Way, Inc. (B)			46,432	458,123	380,278
Surebeam Corporation (B)			20,278	8,754	4,258
Transmontaigne, Inc. (B)			277,771	909,179	1,791,623
Total Common Stock				4,621,251	3,751,535
CONVERTIBLE BONDS – 1.18%					
CommScope, Inc.	4.000%	12/15/06	$ 90,000	$ 87,275	$ 86,175
Duke Energy Corporation	1.750	05/15/23	250,000	250,000	258,125
F E I Company	5.500	08/15/08	175,000	157,062	173,688
Mediacom Communications Corporation	5.250	07/01/06	250,000	250,000	241,875
S C I Systems, Inc.	3.000	03/15/07	250,000	213,931	236,250
TriQuint Semiconductor, Inc.	4.000	03/01/07	120,000	89,836	115,200
Total Convertible Bonds			$ 1,135,000	1,048,104	1,111,313
Total Corporate Public Securities				$ 17,169,154	$14,907,352

Short-Term Securities – 8.16%:	Interest Rate/Yield	Due Date	Principal Amount	Cost	Market Value
COMMERCIAL PAPER – 8.16%					
Boston Scientific Corporation	1.180%	01/06/04	$ 1,470,000	$ 1,469,759	$ 1,469,759
Countrywide Home Loans, Inc.	1.140	01/09/04	1,910,000	1,909,516	1,909,516
Dominion Resources, Inc.	1.180	01/12/04	1,500,000	1,499,459	1,499,459
Kellogg Co.	1.150	01/08/04	1,400,000	1,399,687	1,399,687
Reed Elsevier, Inc.	1.120	01/16/04	1,425,000	1,424,335	1,424,335
Total Short-Term Securities			$ 7,705,000	$ 7,702,756	$ 7,702,756
Total Investments	120.21%			$126,990,806	113,477,789
Other Assets	8.74				8,246,967
Liabilities	(28.95)				(27,328,165)
Total Net Assets	100.00%				$94,396,591

(A) In each of the convertible note, warrant, convertible preferred and common stock investments, the issuer has agreed to provide certain registration rights.
(B) Non-income producing security.

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated Schedule of Investments
DECEMBER 31, 2003

Industry Classification:		Fair Value/ Market Value
AEROSPACE – 1.04%		
Esterline Technologies	$	188,125
Hexcel Corporation		356,150
Vought Aircraft Industries		434,031
	$	978,306
AIRLINES – 0.56%		
Northwest Airlines Corp.	$	528,743
AUTOMOBILE – 6.91%		
America's Body Company, Inc.		875,000
Gencorp, Inc.		207,500
Jason, Inc.		859,963
LIH Investors, L.P.		2,431,570
Metaldyne Corporation		166,650
Nyloncraft, Inc.		1,696,010
Tenneco Automotive, Inc.		284,375
	$	6,521,068
BEVERAGE, DRUG & FOOD – 1.62%		
Beta Brands Ltd		17,337
Cains Foods, L.P.		56,638
Del Monte Corporation		219,000
Dominos, Inc.		160,688
Mortons Restaurant Group		235,000
Pharmaceutical Buyers, Inc.		409,424
Pinnacle Food Holding		232,875
Specialty Foods Group, Inc.		195,235
	$	1,526,197
BROADCASTING & ENTERTAINMENT – 0.97%		
C S C Holdings, Inc.		263,125
Lodgenet Entertainment Co.		410,625
Mediacom Communications Corporation		241,875
	$	915,625
BUILDINGS & REAL ESTATE – 6.36%		
Adorn, Inc.		1,223,858
Eagle Window & Door Holding Co.		1,361,246
PGT Industries, Inc.		1,685,076
Shelter Acquisition, Inc.		1,175,813
TruStile Doors, Inc.		561,087
	$	6,007,080

Industry Classification:		Fair Value/ Market Value
CARGO TRANSPORT – 2.54%		
Central Freight Lines, Inc.	$	133,125
Kenan-Advantage Transport Company		1,282,998
Quality Distribution LLC		78,469
Tidewater Holdings, Inc.		903,504
	$	2,398,096
CHEMICAL, PLASTICS & RUBBER – 2.21%		
Capital Specialty Plastics, Inc.		201
Huntsman LLC		255,000
Koppers, Inc.		275,625
Lyondell Chemical Co.		209,000
Process Chemicals LLC		–
Rhodia SA		230,000
Tomah Holdings, Inc.		1,120,436
	$	2,090,262
CONSUMER PRODUCTS – 7.04%		
Colibri Holdings Corporation		980,781
Euro-Pro Corporation		1,145,266
G F S I, Inc.		230,312
H C I Direct, Inc.		–
Neff Motivation, Inc.		558,545
Pacific Coast Feather Company		583,333
Rayovac Corporation		185,500
Royal Baths Manufacturing Company		560,849
The Tranzonic Companies		1,842,585
Winsloew Furniture, Inc.		560,007
	$	6,647,178
CONTAINERS, PACKAGING & GLASS – 7.86%		
A E P Industries, Inc.		150,750
Paradigm Packaging, Inc.		1,299,375
Selig Acquisition Corporation		1,225,728
Snyder Industries, Inc.		2,328,066
Tekni-Plex, Inc.		1,106,500
Vitex Packaging, Inc.		1,312,476
	$	7,422,895
DISTRIBUTION – 9.02%		
Corvest Group, Inc.		2,025,922
Fasteners For Retail, Inc.		3,552,592
G C-Sun Holdings L.P.		690,000
Strategic Equip & Supply Corp., Inc.		2,242,266
	$	8,510,780

Consolidated Schedule of Investments
DECEMBER 31, 2003

Industry Classification:	Fair Value/ Market Value
DIVERSIFIED/CONGLOMERATE, MANUFACTURING – 5.91%	
Activant Solutions, Inc.	$ 215,250
Coining of America LLC	1,184,576
Dexter Magnetics Technologies, Inc.	841,127
Evans Consoles, Inc.	575,607
S P X Corporation	256,875
Tinnerman-Palnut Engineered Components	1,121,691
Tyco International Group SA	160,312
Wicor Americas, Inc.	1,228,633
	$ 5,584,071
DIVERSIFIED/CONGLOMERATE, SERVICE – 8.57%	
CapeSuccess LLC	2,512
Diversco, Inc./DHI Holdings, Inc.	556,826
Dwyer Group, Inc.	1,075,330
Examination Management Services, Inc.	1,590,882
Hamilton Funeral Services Centers, Inc.	220,803
Lancaster Laboratories, Inc.	1,120,719
Moss, Inc.	910,688
M S X International, Inc.	152,250
Service Corp International	255,000
U S M Holdings Corp.	1,099,826
Washington Inventory Services, Inc.	1,107,155
	$ 8,091,991
ELECTRONICS – 5.85%	
A E S Corporation	197,750
Directed Electronics, Inc.	3,514,474
Distributed Energy Systems	40,040
Flextronics International Ltd.	258,750
Precision Dynamics, Inc.	1,267,325
Progressive Software Holding, Inc.	6,570
S C I Systems, Inc.	236,250
	$ 5,521,159
FARMING & AGRICULTURE – 0.16%	
Cuddy International Corporation	17,814
Polymer Technologies, Inc./Poli-Twine Western, Inc.	137,812
Protein Genetics, Inc.	–
	$ 155,626

Industry Classification:	Fair Value/ Market Value
FINANCIAL SERVICES – 1.36%	
Airplanes Pass Thru Trust	$ 118,945
Aspen Insurance Holdings Ltd	24,810
China Life Insurance Co.	29,673
Dollar Financial Group	336,375
East River Ventures I, L.P.	6,783
Franklin Bank Corporation	41,800
Highgate Capital LLC	4,752
Nelnet, Inc.	154,560
TCW Leveraged Income Trust, L.P.	314,550
Victory Ventures LLC	2
Williams Scotsman, Inc.	253,125
	$ 1,285,375
HEALTHCARE, EDUCATION & CHILDCARE – 1.73%	
Quintiles Transnational Corporation	270,000
MedAssist, Inc.	1,124,342
Tenet Healthcare Corporation	240,000
	$ 1,634,342
HOME & OFFICE FURNISHINGS, HOUSEWARES, AND DURABLE CONSUMER PRODUCTS – 2.09%	
Hussey Seating Corporation	1,708,701
Steelcase, Inc.	261,435
	$ 1,970,136
LEISURE, AMUSEMENT, ENTERTAINMENT – 2.89%	
Host Marriott L.P.	266,563
IMAX Corporation	262,813
Intrawest Corporation	260,000
Keepsake Quilting, Inc.	1,053,456
M G M Mirage, Inc.	256,875
Majestic Star Casino LLC	256,250
Orbitz, Inc.	211,120
River Rock Entertainment	161,250
	$ 2,728,327

Consolidated Schedule of Investments
DECEMBER 31, 2003

Industry Classification:	Fair Value/ Market Value
MACHINERY - 14.77%	
Ames True Temper Group	$ 1,147,501
C & M Conveyor, Inc.	1,332,109
D T Industries, Inc.	160,009
Integration Technology Systems, Inc.	932,718
Manitowoc Company, Inc.	103,375
NPC, Inc.	2,126,922
Numatics, Inc.	300,469
P W Eagle, Inc.	1,511,658
Safety Speed Cut Manufacturing Company, Inc.	1,980,264
Surebeam Corporation	4,258
Synventive Equity LLC	1,115,394
Tronair, Inc.	1,936,917
Weasler Holdings LLC	1,137,298
W E C Company, Inc.	149,994
	$ 13,938,886
MEDICAL DEVICES/BIOTECH - 3.47%	
Bausch & Lomb, Inc.	273,125
Beacon Medical Products, Inc.	1,066,354
Coeur, Inc.	638,122
DHD Healthcare, Inc.	1,058,146
Invitrogen Corporation	236,531
	$ 3,272,278
MINING, STEEL, IRON & NON PRECIOUS METALS - 0.77%	
Better Minerals & Aggregates	54,525
International Steel Group	669,940
	$ 724,465
OIL AND GAS - 5.20%	
Centerpoint Energy, Inc.	185,938
Chesapeake Energy Corporation	257,500
Mustang Ventures Company	1,116,095
North American Energy Partners	210,000
Offshore Logistics, Inc.	343,000
Transmontaigne, Inc.	1,791,623
United Refining Co.	476,000
Williams Companies, Inc.	533,188
	$ 4,913,344
PHARMACEUTICALS - 2.00%	
Enzymatic Therapy, Inc.	509,065
Sabex 2002, Inc.	1,300,470
Viropharma, Inc.	74,250
	$ 1,883,785

Industry Classification:	Fair Value/ Market Value
PUBLISHING/PRINTING - 0.86%	
American Media Operation, Inc.	$ 189,875
Dex Media West	116,250
Sheridan Acquisition Corporation	318,375
Von Hoffman Press, Inc.	186,375
	$ 810,875
RETAIL STORES - 6.93%	
EOS International, Inc.	17,325
General Nutrition Center	435,625
Neff Corporation	61,200
Olympic Sales, Inc.	1,830,523
P H I Holding Company	1,170,002
Rent-A-Center, Inc.	263,750
Rent-Way, Inc.	603,278
Sports Club Co.	376,000
TVI, Inc.	1,300,149
United Rentals, Inc.	490,718
	$ 6,548,570
TECHNOLOGY - 1.50%	
Advanced Micro Devices, Inc.	255,000
Convera Corporation	71,781
Cymer, Inc.	519,187
Delstar Holding Corporation	216,299
F E I Company	233,238
TriQuint Semiconductor, Inc.	115,200
	$ 1,410,705
TELECOMMUNICATIONS - 1.30%	
Cincinnati Bell, Inc.	53,750
CommScope, Inc.	86,175
I T C/Deltacom, Inc.	71,193
Nextel Communications Corporation	215,000
Telex Communications, Inc.	265,625
Triton P C S, Inc.	537,500
	$ 1,229,243
UTILITIES - 0.56%	
Duke Energy Corporation	258,125
Nalco Company	267,500
	$ 525,625
Total Corporate Restricted and Public Securities - 112.05%	**$ 105,775,033**

Notes to Consolidated Financial Statements
DECEMBER 31, 2003

1. HISTORY
MassMutual Participation Investors (the "Trust") was organized as a Massachusetts business trust under the laws of the Commonwealth of Massachusetts pursuant to a Declaration of Trust dated April 7, 1988.

The Trust is a diversified closed-end management investment company. David L. Babson & Company Inc., ("Babson"), a majority owned subsidiary of Massachusetts Mutual Life Insurance Company ("MassMutual"), acts as its investment adviser. The Trust's investment objective is to maximize total return by providing a high level of current income, the potential for growth of such income, and capital appreciation, by investing primarily in a portfolio of privately placed below investment-grade, long-term corporate debt obligations purchased directly from their issuers, at least half of which normally will include equity features.

On January 27, 1998, the Board of Trustees authorized the formation of a wholly owned subsidiary ("MMPI Subsidiary Trust") for the purpose of holding certain investments. The results of the MMPI Subsidiary Trust's have been consolidated in the accompanying consolidated financial statements.

During 2003, the Trust's Board of Trustees considered whether changes to the Trust's Bylaws were necessary or appropriate in response to the Sarbanes-Oxley Act of 2002. At their July, 2003 meeting, the Trust's Trustees approved the following changes to the Trust's Bylaws:

SECTION 4.7
For the purposes of (1) any standard of care applicable to a Trustee in the discharge of his or her duties as a trustee and (2) indemnification of a Trustee pursuant to Article IV, Section 4.3 of the Declaration of Trust, the conduct of the Trustee shall be evaluated solely by reference to a hypothetical reasonable person, without regard to any special expertise, knowledge or other qualifications of the Trustee. In particular, and without limiting the generality of the foregoing, neither the determination that a Trustee is an "audit committee financial expert" nor the knowledge, experience or other qualifications underlying such a determination shall result in that Trustee being held to a standard of care that is higher than the standard that would be applicable in the absence of such a determination or such knowledge, experience or qualification, nor shall such a determination or such knowledge, experience or other qualification impose any duties, obligations or liabilities that are greater than would obtain in the absence of such a determination or such knowledge, experience or qualification.

SECTION 4.8
For the purposes of the determinations by the Trustees and/or opinion of independent legal counsel referred to in Article IV, Section 4.3 of the Declaration of Trust and for the purposes of the determinations by the Trustees and/or opinion of independent legal counsel referred to in Article IV, Section 4.4 of the Declarations of Trust, the Trustees acting on the matter, or the independent legal counsel, as the case may be, shall be entitled to rely on a rebuttable presumption that the relevant Trustee, officer, employee or agent (each a "Covered Person") (1) has acted in good faith and in the reasonable belief that his or her actions were in the best interests of the Trust and (2) has not engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person's office or agency.

2. SIGNIFICANT ACCOUNTING POLICIES
The following is a summary of significant accounting policies followed by the Trust in the preparation of its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America.

A. VALUATION OF INVESTMENTS:
Valuation of a security in the Trust's portfolio is made on the basis of market price whenever market quotations are readily available and all securities of the same class held by the Trust can be readily sold in such market.

Nearly all securities which are acquired by the Trust directly from the issuers and shares into which such securities may be converted or which may be purchased on the exercise of warrants will be subject to legal or contractual delays in, or restrictions on, resale and will therefore be "restricted securities". Generally speaking, as contrasted with open-market sales of unrestricted securities which may be effected immediately if the market is adequate, absent an exemption from registration, restricted securities can be sold only in a public offering for which a registration statement is in effect under the Securities Act of 1933.

The value of restricted securities, and of any other assets for which there are no reliable market quotations, is the fair value as determined in good faith by the Trust's Board of Trustees the "Trustees"). Each restricted security is valued by the Trustees as of the time of its acquisition and at least quarterly thereafter. The Trustees have established guidelines to aid in the valuation of each security. Generally, restricted securities are initially valued at cost or less at the time of acquisition by the Trust. Values greater or less than cost are thereafter used for restricted securities in appropriate circumstances. Among the factors ordinarily considered are the existence of restrictions upon the sale of a security held by the Trust; an estimate of the existence and the extent of a market for the security; the extent of any discount at which the security was acquired; the estimated period of time during which the security will not be freely marketable; the estimated expenses of registering or otherwise qualifying the security for public sale; estimated underwriting commissions if underwriting would be required to effect a sale; in the case of a convertible security, whether or not it would trade on the basis of its stock equivalent; in the case of a debt obligation which would trade independently of any equity equivalent, the current yields on comparable securities; the estimated amount of the floating supply of such securities available for purchase; the proportion of the issue held by the Trust; changes in the financial condition and prospects of the issuer; the existence of merger proposals or tender offers affecting the issuer; and any other factors affecting fair value, all in accordance with the Investment Company Act of 1940, as amended. In making valuations, opinions of counsel may be relied upon as to whether or not securities are restricted securities and as to the legal requirements for public sale.

Notes to Consolidated Financial Statements
DECEMBER 31, 2003

When market quotations are readily available for unrestricted securities of an issuer, restricted securities of the same class are generally valued at a discount from the market price of such unrestricted securities. The Trustees, however, consider all factors in fixing any discount, including the filing of a registration statement for such securities under the Securities Act of 1933 and any other developments which are likely to increase the probability that the securities may be publicly sold by the Trust without restriction.

The Trust's Board of Trustees meets at least once in each quarter to value the Trust's portfolio securities as of the close of business on the last business day of the preceding quarter. This valuation requires the approval of a majority of the Trustees of the Trust, including a majority of the Trustees who are not interested persons of the Trust or of Babson, the Trust's investment adviser. In making valuations, the Trustees will consider Babson's reports analyzing each portfolio security in accordance with the relevant factors referred to above. Babson has agreed to provide such reports to the Trust at least quarterly.

The consolidated financial statements include restricted securities valued at $81,294,297 (86.12% of net assets) as of December 31, 2003 whose values have been determined by the Board of Trustees in the absence of readily ascertainable market values. Due to the inherent uncertainty of valuation, those values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

The values for corporate public securities are stated at the last reported sales price or at prices based upon quotations obtained from brokers and dealers as of December 31, 2003, subject to discount where appropriate, and are approved by the Trustees.

Short-term securities with more than sixty days to maturity are valued at fair value and short-term securities having a maturity of sixty days or less are valued at amortized cost, which approximates market value.

B. ACCOUNTING FOR INVESTMENTS:

Investment transactions are accounted for on the trade date. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The Trust does not accrue income when payment is delinquent and when management believes payment is questionable.

The Trust has elected to accrue, for financial reporting purposes, certain premiums and discounts which are required to be accrued for federal income tax purposes.

Realized gains and losses on investment transactions and unrealized appreciation and depreciation of investments are reported for financial statement and federal income tax purposes on the identified cost method.

C. USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D. FEDERAL INCOME TAXES

No provision for federal taxes on net investment income and short-term capital gains is considered necessary for the Trust because it is taxed as a "regulated investment company" under the Internal Revenue Code, and intends to maintain this qualification by, among other things, distributing substantially all of its net taxable income to its shareholders. In any year when net long-term capital gains are realized by the Trust, management, after evaluating the prevailing economic conditions, will recommend that Trustees either designate the net realized long-term gains as undistributed and pay the federal capital gains taxes thereon, or distribute all or a portion of such net gains.

The Trust is taxed as a regulated investment company and is therefore limited as to the amount of non-qualified income that it may receive as the result of operating a trade or business, e.g. the Trust's pro rata share of income allocable to the Trust by a partnership operating company. The Trust's violation of this limitation could result in the loss of its status as a regulated investment company, thereby subjecting all of its net income and capital gains to corporate taxes prior to distribution to its shareholders. The Trust, from time-to-time, identifies investment opportunities in the securities of entities that could cause such trade or business income to be allocable to the Trust. The MMPI Subsidiary Trust (described in Footnote 1, above) was formed in order to allow investment in such securities without adversely affecting the Trust's status as a regulated investment company.

In 2003, the Trust reclassed ($9,317) from undistributed net investment income to additional paid in capital and $1,500,000 from undistributed net realized loss on investments to undistributed net investment income to more accurately portray the Trust's financial position. The reclass has no impact on net asset value.

The MMPI Subsidiary Trust is not taxed as a regulated investment company. Accordingly, prior to the Trust receiving any distributions from the MMPI Subsidiary Trust, all of the MMPI Subsidiary Trust's taxable income and realized gains, including non-qualified income and realized gains, is subject to taxation at prevailing corporate tax rates. For the year ended December 31, 2003, the MMPI Subsidiary Trust accrued federal and state income taxes of $893,914 for net income and realized gains on investments held in the MMPI Subsidiary Trust.

Notes to Consolidated Financial Statements
DECEMBER 31, 2003

3. INVESTMENT ADVISORY AND ADMINISTRATIVE SERVICES FEE

Under an Investment Advisory and Administrative Services Contract with the Trust, Babson has agreed to use its best efforts to present to the Trust a continuing and suitable investment program consistent with the investment objectives and policies of the Trust. Babson has further agreed that it will request each issuer of securities which MassMutual is prepared to purchase in a private placement, and which would be consistent with the investment objectives and policies of the Trust, to also offer such securities to the Trust. Babson will use its best efforts to insure that issuers accede to such requests. MassMutual has agreed that, subject to such orders of the Securities and Exchange Commission as may apply, it will invest concurrently with the Trust in any such investment. Babson represents the Trust in any negotiations with issuers, investment banking firms, securities brokers or dealers and other institutions or investors relating to the Trust's investments. Under the contract, Babson provides administration of the day-to-day operations of the Trust and provides the Trust with office space and office equipment, accounting and bookkeeping services, and necessary executive, clerical and secretarial personnel for the performance of the foregoing services.

For its services under the Investment Advisory and Administrative Services Contract, Babson is paid a quarterly fee equal to .225% of the value of the Trust's net assets as of the last business day of each fiscal quarter, an amount approximately equivalent to .90% on an annual basis. A majority of the Trustees, including a majority of the Trustees who are not interested persons of the Trust or of Babson, approve the valuation of the Trust's net assets as of such day.

4. SENIOR SECURED INDEBTEDNESS:

A. NOTE PAYABLE

MassMutual holds the Trust's $12,000,000 Senior Fixed Rate Convertible Note (the "Note") issued by the Trust in 1995. The Note, as amended, is due December 13, 2011 and accrues interest at 5.80% per annum. MassMutual, at its option, can convert the principal amount of the Note into common shares. The dollar amount of principal would be converted into an equivalent dollar amount of common shares based upon the average price of the common shares for ten business days prior to the notice of conversion. For the year ended December 31, 2003, the Trust incurred total interest expense on the Note of $696,000.

The Trust may redeem the Note, in whole or in part, at the principal amount proposed to be redeemed together with the accrued and unpaid interest thereon through the redemption date plus a Make Whole Premium. The Make Whole Premium equals the excess of (i) the present value of the scheduled payments of principal and interest which the Trust would have paid but for the proposed redemption, discounted at the rate of interest of U.S. Treasury obligations whose maturity approximates that of the Note plus 0.50% over (ii) the principal of the Notes proposed to be redeemed.

B. REVOLVING CREDIT AGREEMENT

The Trust entered into a $15,000,000 senior secured, floating rate, Revolving Credit Agreement (the "Revolver") with Fleet National Bank (the "Agent Bank"), pursuant to a credit agreement dated May 29, 1997, with a maturity date of May 31, 2004.

The Revolver bears interest at a variable per annum rate equal to the three-month Eurodollar rate plus a margin of .40% per annum or the most recent Federal Funds rate plus a margin of .50% per annum. Interest is paid to the Agent Bank as it becomes due. The Trust also incurs expense on the undrawn portion of the total Revolver at a rate of .185% per annum.

As of December 31, 2003, there was $10,500,000 in outstanding loans against the Revolver and the average blended rate of interest charged on the Revolver was 1.61%. For the year ended December 31, 2003, the Trust incurred total interest expense on the Revolver of $177,666, including $8,325 related to the undrawn portion.

Notes to Consolidated Financial Statements
DECEMBER 31, 2003

5. PURCHASES AND SALES OF INVESTMENTS

	For the Year Ended 12/31/2003
	Cost of Investments Acquired
Corporate restricted securities	$ 48,236,370
Corporate public securities	8,934,807
Short-term securities	332,261,345
	Proceeds from Sales or Maturities
Corporate restricted securities	$ 54,281,058
Corporate public securities	7,690,776
Short-term securities	332,409,055

The aggregate cost of investments was the same for financial reporting and federal income tax purposes as of December 31, 2003. The net unrealized depreciation of investments for financial reporting and federal tax purposes as of December 31, 2003 is $13,513,017 and consists of $9,873,322 appreciation and $23,386,339 depreciation.

6. QUARTERLY RESULTS OF INVESTMENT OPERATIONS (UNAUDITED)

	Amount	Per Share
	March 31, 2003	
Investment income	$ 2,409,479	
Net investment income	1,872,939	$ 0.20
Net realized and unrealized gain on investments	2,547,390	0.27
	June 30, 2003	
Investment income	2,299,910	
Net investment income	1,750,314	0.18
Net realized and unrealized gain on investments	2,434,269	0.25
	September 30, 2003	
Investment income	2,472,346	
Net investment income	1,826,696	0.19
Net realized and unrealized gain on investments (net of taxes)	4,900,070	0.51
	December 31, 2003	
Investment income	2,881,406	
Net investment income	2,255,565	0.23
Net realized and unrealized gain on investments (net of taxes)	1,746,763	0.18

Notes to Consolidated Financial Statements
DECEMBER 31, 2003

7. AGGREGATE REMUNERATION PAID TO OFFICERS, TRUSTEES AND THEIR AFFILIATED PERSONS
During 2003, the Trust paid its Trustees aggregate remuneration of $98,060. The Trust does not pay any compensation to any of its Trustees who are "interested persons" (as defined by the Investment Company Act of 1940, as amended (the "40 Act")) of the Trust. Mr. Reese is an interested person due to his employment by MassMutual and Babson. Mr. Joyal retired from Babson as of June 1, 2003 and, prior to his retirement, served as Babson's President. Accordingly, the Trust classifies Messers. Reese and Joyal as "interested persons" of the Trust.

All of the Trust's officers are employees of Babson or MassMutual. Pursuant to the Investment Advisory and Administrative Services Contract, the Trust does not compensate its officers who are employees of Babson or MassMutual.

MassMutual and Babson are "affiliated persons" (as defined by the 40 Act) of Mr. Reese, one of the Trust's Trustees. The Trust did not make any payments to Babson during 2003, other than amounts payable to Babson pursuant to the Investment Advisory and Administrative Services Contract. During 2003, the Trust paid the following amounts to MassMutual, exclusive of interest expense on the Note explained in Footnote 4A:

Preparation of the Trust's Quarterly Reports to Shareholders	$	2,262
Preparation of Certain of the Trust's Shareholder communications		1,296
Preparation of the Trust's Annual Proxy Statements		373
	$	3,931

8. CONTINGENCIES
The Trust, together with other investors including MassMutual, is a plaintiff in litigation connected with private placement investments made by the Trust in Sharp International Corporation ("Sharp"). Three managing shareholders of Sharp, which is currently being liquidated in Chapter 7 liquidation proceedings, have pleaded guilty to criminal fraud charges. Initially, two separate civil lawsuits were brought in New York State court in an attempt to recover damages for lost investment funds from Sharp's working capital lender and auditors. The first lawsuit involving Sharp's working capital lender was dismissed prior to trial. An appeal of this dismissal was unsuccessful. The second lawsuit against Sharp's auditors, KPMG LLP, is in its preliminary stages. The parties to this lawsuit, including the Trust, have recently agreed to submit the matters which are the subject of the lawsuit to a non-binding mediation proceeding. The Trust is unable to estimate any potential recovery from this lawsuit as of December 31, 2003.

Change in Independent Accountants

During 2003, the Trust, Babson and MassMutual solicited proposals for their independent audit and tax engagements from the four nationally recognized public accounting firms (including Deloitte & Touche LLP ("D&T") and KPMG LLP ("KPMG")). The Trust's Audit Committee and its Board of Trustees determined that, based on KPMG's more favorable fee structure, engaging KPMG was in the best interests of the Trust. Effective January 1, 2004, and for the fiscal year ending December 31, 2004, the Trust's Audit Committee and Board of Trustees have appointed KPMG as the Trust's independent auditors replacing D&T. Babson and MassMutual also engaged KPMG to perform certain audit, tax and other services for them.

During its two most recently completed fiscal years, the Trust had no disagreements with D&T concerning any matter of accounting principles or practices, consolidated financial statement disclosure or auditing scope and procedure and D&T never advised the Trust that: (1) the Trust's internal controls were unreliable; (2) the representations of the Trust's management were unreliable or that D&T was unwilling to be associated with the consolidated financial statements prepared by the Trust's management; (3) D&T needed to expand significantly the scope of its audits (and D&T never, in fact, so expanded such audit scope); (4) D&T became aware of any information that materially impacted the fairness or reliability of either a previously issued audit report or such report's underlying consolidated financial statements or that caused D&T to cease reliance on the assertions of the Trust's management related to such consolidated financial statements; and (5) an issue existed related to any of D&T's audit reports or their underlying consolidated financial statements were resolved other than to the satisfaction of D&T.

Interested Trustees

NAME (AGE), ADDRESS	POSITION WITH THE TRUST	OFFICE TERM/LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	PORTFOLIOS OVERSEEN IN FUND COMPLEX	OTHER DIRECTORSHIPS HELD BY DIRECTOR
Stuart H. Reese* (48) MassMutual Life Ins. Co. 1295 State Street Springfield, MA 01111	Trustee Chairman (since 1999)	3 years/10 months 1 year/7 months	Executive Vice President and Chief Investment Officer (since 1999) of MassMutual; President (since 2003), Director and CEO (since 2000), and President (2000-2001) of Babson; Chief Executive Director (1997-1999), Senior Vice President (1993-1997) of MassMutual.	48	Trustee, Chairman (since 1999) and President (1993-1999) of the Trust; Director (since 1995), MassMutual Corporate Value Partners Limited (investment company); President (1994-1999), Chairman and Trustee (since 1999), MassMutual Institutional Funds; President (1993-1999), Chairman and Trustee (since 1999), MML Series Investment Fund; Director (since 1993), MML Baystate Life Insurance Company; Advisory Board Member (since 1995), Kirtland Capital Partners (investment partnership); Advisory Board Member (since 1996), MassMutual High Yield Partners II LLC (investment company); Chairman (since 1999) and Director (since 1996), Antares Capital Corporation (bank loan syndication); Director (since 1996), Charter Oak Capital Management, Inc.; President (since 1998), MassMutual/Darby CBO LLC (investment company); Director (since 1999), MLDP Holdings; Chairman (since 2000), Cornerstone Real Estate Advisers Inc.; Trustee (since 1998), President (1998-2001) and Chairman (since 2001), MMCI Subsidiary Trust and MMPI Subsidiary Trust; Trustee, Chairman (since 1999), and President (1993-1999), MassMutual Corporate Investors (closed-end investment company advised by Babson).

* Mr. Reese is an "interested person" of the Trust (as defined in the Investment Company Act of 1940, amended) because of his position as an Officer of the Trust, an executive officer of MassMutual and a Director, President and CEO of Babson.

Interested Trustees

NAME (AGE), ADDRESS	POSITION WITH THE TRUST	OFFICE TERM/LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	PORTFOLIOS OVERSEEN IN FUND COMPLEX	OTHER DIRECTORSHIPS HELD BY DIRECTOR
Robert E. Joyal** (59) MassMutual *Participation Investors* 1500 Main Street Suite 1100 Springfield, MA 01115	Trustee (since 2003)	1 year/10 months	President (2001-2003), Managing Director (2000-2001) and Executive Director (1999-2000) of Babson; Executive Director (1997-1999) of MassMutual.	48	President (1999-2003) and Trustee (since 2003) of the Trust; Director (since 1996), Antares Capital Corporation (bank loan syndication); Director (since 1996), First Israel Mezzanine Investors Ltd. (general partner and manager of The Israel Mezzanine Fund, L.P.); Director (since 2003), Pemco Aviation Group, Inc.; Director (since 2003), MML Series Investment Fund (an open-end investment Company sub-advised by Babson); Director (since 2003), MassMutual Institutional Fund (an open-end investment company sub-advised by Babson); Trustee (1998-2003), Senior Vice President (1998-2001) and President (2001-2003), MMCI Subsidiary Trust and MMPI Subsidiary Trust; President (1999-2003), Trustee (since 2003), MassMutual Corporate Investors (closed-end investment company advised by Babson).

** MR. JOYAL RETIRED AS PRESIDENT OF BABSON IN JUNE 2003. HE CONTINUES TO SERVE AS A DIRECTOR OR TRUSTEE OF SEVERAL ENTITIES AFFILIATED WITH MASSMUTUAL, BABSON'S INDIRECT PARENT COMPANY. ACCORDINGLY, THE TRUST CLASSIFIES MR. JOYAL AS AN "INTERESTED PERSON" OF THE TRUST AND BABSON.

Independent Trustees

NAME (AGE), ADDRESS	POSITION WITH THE TRUST	OFFICE TERM/LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	PORTFOLIOS OVERSEEN IN FUND COMPLEX	OTHER DIRECTORSHIPS HELD BY DIRECTOR
Donald E. Benson (73) MassMutual Participation Investors 1500 Main Street Suite 1100 Springfield, MA 01115	Trustee (since 1988)	3 years/2 years, 10 months	Executive Vice President and Director (since 1992), Marquette Financial Companies (financial services); Partner (since 1996), Benson Family Limited Partnership No. 1 and Benson Family Limited Partnership No. 2 (investment partnerships); Partner (since 1987), Benson, Pinckney, Oates Partnership (building partnership).	2	Director (since 1997), MAIR Holdings, Inc. (commuter airline holding company); Director (since 1997), National Mercantile Bancorp (bank holding company) and Mercantile National Bank; Trustee (since 1986), MassMutual Corporate Investors (closed-end investment company advised by Babson).
Donald Glickman (70) MassMutual Participation Investors 1500 Main Street Suite 1100 Springfield, MA 01115	Trustee (since 1992)	3 years/2 years, 10 months	Chairman (since 1992), Donald Glickman and Company, Inc. (investment banking); Partner (since 1992), J.F. Lehman & Co. (private investments).	2	Director (1988-2000), CalTex Industries, Inc. (manufacturer of windows); Director (since 1984), Monro Muffler Brake, Inc. (automobile repair service); Director (since 1998), MSC Software, Inc.; Chairman (1998-2003), Elgar Electronics (manufacturer of electronic power supplies); Director (since 2002), Racal Instrument Group (manufacturer of electronic test equipment); Director (since 2002), OAOT, Inc. (ITC Services); Director (since 1999) SDI, Inc. (manufacturer of airbag initiations); Trustee (since 1992), MassMutual Corporate Investors (closed-end investment company advised by Babson).

Independent Trustees

NAME (AGE), ADDRESS	POSITION WITH THE TRUST	OFFICE TERM/LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	PORTFOLIOS OVERSEEN IN FUND COMPLEX	OTHER DIRECTORSHIPS HELD BY DIRECTOR
Martin T. Hart (68) MassMutual Participation Investors 1500 Main Street Suite 1100 Springfield, MA 01115	Trustee (since 1991)	3 years/10 months	Private Investor; President and Director (since 1983), H Corporation.	2	Director (since 1997), T-Netix Inc. (communications company); Director (since 1999), ValueClick Inc. (internet advertising company); Director (since 2002), Spectranetics Corp. (medical device company); Director (1990-1998), PNB Financial Group; Director (1992-2002), Schuler Homes, Inc.; Director (1993 to 2000), Optical Security Group; Director (1994-1999), Ardent Software Inc.; Director (since 1996), PJ America/PJ United; Director (since 1994), Houston Pizza Venture; Director (since 1994), PJ Iowa; Director (since 1998), PJ Nor-Cal; Director (1998-2002), Vail Banks Inc.; Trustee (since 1994), Regis University; Director (since 1999), Stephany's Chocolate; Director (since 2002), Interactive Telesis, Inc.; Director (since 2000), Digital Directions, Inc.; Partner (since 1986), HFTF L.L.C. (wholesale nursery and garden center); Trustee (since 1991), MassMutual Corporate Investors (closed-end investment company advised by Babson)
Steven A. Kandarian (51) MassMutual Participation Investors 1500 Main Street Suite 1100 Springfield, MA 01115	Trustee (since 2002)	3 years/ 1 year, 10 months	Executive Director (since 2001), Pension Benefit Guaranty Corp., (a Federal pension agency); Managing Director (1993-2001), Orion Partners, L.P. (a private equity fund).	13	Trustee (since 2002), The DLB Fund Group (open-end investment company advised by Babson); Trustee (since 2002), MassMutual Corporate Investors (a closed-end investment company advised by Babson).

Independent Trustees

NAME (AGE), ADDRESS	POSITION WITH THE TRUST	OFFICE TERM/LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	PORTFOLIOS OVERSEEN IN FUND COMPLEX	OTHER DIRECTORSHIPS HELD BY DIRECTOR
Jack A. Laughery (69) MassMutual Participation Investors 1500 Main Street Suite 1100 Springfield, MA 01115	Trustee (since 1996)	3 years/1 year, 10 months	President and Partner (since 1996), Laughery Investments.	2	Director (since 1993), Papa John's International (food service companies); Director (since 1994), Houston Pizza Venture LLC (pizza restaurant); Partner (since 1987), Coastal Lodging (hotels); Part Owner (since 1998), Rocky Mount Harley Davidson; Partner (since 1996), Papa John's Iowa; Director (since 2001), Papa John's United (food service); Director (1997-1998), PJ New England; Trustee (since 1996), MassMutual Corporate Investors (closed-end investment company advised by Babson).
Corine T. Norgaard (66) MassMutual Participation Investors 1500 Main Street Suite 1100 Springfield, MA 01115	Trustee (since 1998)	3 years/1 year, 10 months	Dean (since 1996), Barney School of Business, University of Hartford.	2	Director (since 1997), The Advest Bank; Trustee (since 1993), Aetna Series Funds (investment company); Director (since 1992), Aetna Variable Series Funds; Trustee (since 1998), MassMutual Corporate Investors (a closed-end investment company advised by Babson).

Officers of the Trust

NAME (AGE), ADDRESS	POSITION WITH THE TRUST	OFFICE TERM/LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS
Roger W. Crandall (39) MassMutual Participation Investors 1500 Main Street Suite 1100 Springfield, MA 01115	President	1 year/7 months	President (since 2003) and Vice President (2002-2003) of the Trust; Director (since 2003) and Managing Director (since 2000) of Babson; Managing Director (1993-2000) of MassMutual; Trustee and President (since 2003), MMCI Subsidiary Trust and MMPI Subsidiary Trust; President (since 2003), Vice President (2002-2003), MassMutual Corporate Investors.
Clifford M. Noreen (46) MassMutual Participation Investors 1500 Main Street Suite 1100 Springfield, MA 01115	Vice President	1 year/7 months	Vice President (since 1993) of the Trust; Managing Director (since 2000) of Babson; Managing Director (1996-1999) of MassMutual; Vice President (since 1993), MassMutual Corporate Investors.
Stephen L. Kuhn (57) MassMutual Participation Investors 1500 Main Street Suite 1100 Springfield, MA 01115	Vice President and Secretary	1 year/7 months	Vice President and Secretary (since 1988) of the Trust; General Counsel and Clerk (since 2000) of Babson; Senior Vice President (since 1999), Deputy General Counsel (since 1998), and Assistant Secretary (since 1996) of MassMutual; Secretary (since 1998), MMCI Subsidiary Trust and MMPI Subsidiary Trust; Vice President (since 1989) and Secretary (since 1980) of MassMutual Corporate Investors.
Charles C. McCobb, Jr. (60) MassMutual Participation Investors 1500 Main Street Suite 1100 Springfield, MA 01115	Vice President and Chief Financial Officer	1 year/7 months	Chief Financial Officer (since 1998) and Vice President (since 1997) of the Trust; Managing Director (since 2000) of Babson; Managing Director (1997-1999) of MassMutual; Trustee, Vice President, Treasurer and Chief Financial Officer (since 1998), MMCI Subsidiary Trust and MMPI Subsidiary Trust; Chief Financial Officer (since 1998) and Vice-President (since 1997), MassMutual Corporate Investors.
John T. Davitt, Jr. (36) MassMutual Participation Investors 1500 Main Street Suite 1100 Springfield, MA 01115	Comptroller	1 year/7 months	Comptroller (since 2001) of the Trust; Director (since 2000) of Babson; Associate Director (1997-2000) of MassMutual; Comptroller (since 2001), MassMutual Corporate Investors.
James M. Roy (41) MassMutual Participation Investors 1500 Main Street Suite 1100 Springfield, MA 01115	Treasurer	1 year/7 months	Treasurer (since 2003) and Associate Treasurer (1999-2003) of the Trust; Director (since 2000) and Associate Director (1996-2000) of Babson; Controller (since 2003), MMCI Subsidiary Trust and MMPI Subsidiary Trust; Treasurer (since 2003), Associate Treasurer (1999-2003), MassMutual Corporate Investors.

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS AND BOARD OF TRUSTEES OF MASSMUTUAL PARTICIPATION INVESTORS

We have audited the accompanying consolidated statement of assets and liabilities of MassMutual Participation Investors (the "Trust"), as of December 31, 2003 (including the consolidated schedule of investments as of December 31, 2003), and the related consolidated statements of operations and cash flows for the year then ended, changes in net assets for each of the two years in the period then ended and the consolidated selected financial highlights for each of the five years in the period then ended. These consolidated financial statements and consolidated selected financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these consolidated financial statements and consolidated selected financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements and consolidated selected financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our procedures included verification of securities owned as of December 31, 2003, by counting of securities at the custodian and confirmation of securities owned as of December 31, 2003 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements and consolidated selected financial highlights referred to above present fairly, in all material respects, the financial position of MassMutual Participation Investors as of December 31, 2003, the results of its operations and its cash flows for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the consolidated selected financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

New York, New York
February 6, 2004



DIVIDEND REINVESTMENT AND CASH PURCHASE PLAN

MassMutual Participation Investors offers a Dividend Reinvestment and Cash Purchase Plan. The Plan provides a simple and automatic way for shareholders to add to their holdings in the Trust through the receipt of dividend shares issued by the Trust or through the reinvestment of cash dividends in Trust shares purchased in the open market. The dividends of each shareholder will be automatically reinvested in the Trust by Shareholder Financial Services Inc., the Transfer Agent, in accordance with the Plan, unless such shareholder elects not to participate by providing written notice to the Transfer Agent. A shareholder may terminate his or her participation by notifying the Transfer Agent in writing.

Participating shareholders may also make additional contributions to the Plan from their own funds. Such contributions may be made by personal check or other means in an amount not less than $100 nor more than $5,000 per quarter.

Whenever the Trust declares a dividend payable in cash or shares, the Transfer Agent, acting on behalf of each participating shareholder, will take the dividend in shares only if the net asset value is lower than the market price plus an estimated brokerage commission as of the close of business on the valuation day. The valuation day is the last day preceding the day of dividend payment. When the dividend is to be taken in shares, the number of shares to be received is determined by dividing the cash dividend by the net asset value as of the close of business on the valuation date or, if greater than net asset value, 95% of the closing share price. If the net asset value of the shares is higher than the market value plus an estimated commission, the Transfer Agent, consistent with obtaining the best price and execution, will buy shares on the open market at current prices promptly after the dividend payment date.

The reinvestment of dividends does not, in any way, relieve participating shareholders of any federal, state or local tax. For federal income tax purposes, the amount reportable in respect of a dividend received in newly-issued shares of the Trust will be the fair market value of the shares received, which will be reportable as ordinary income and/or capital gains.

As compensation for its services, the Transfer Agent receives a fee of 5% of any dividend and cash contribution (in no event in excess of $2.50 per distribution per shareholder).

Any questions regarding the Plan should be addressed to Shareholder Financial Services, Inc., Agent for MassMutual Participation Investors' Dividend Reinvestment and Cash Purchase Plan, P.O. Box 173673, Denver, CO 80217-3673.